Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2006

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	4Q05 Earnings Release – February 15, 2006
2.	Notice to Shareholders – Distribution of Dividends
3.	2005 Management Report
4.	Financial Statements for the year ended December 31, 2005

Item 1

4th Quarter 2005

ULTRAPAR PARTICIPAÇÕES S.A.

(BOVESPA:UGPA4/NYSE: UGP)

INFORMATION AND RESULTS FOR THE FOURTH QUARTER 2005

(São Paulo, Brazil, February 15, 2006)

The high level of oil prices, the strong appreciation in the Brazilian Real, weaker demand and falling petrochemical commodity prices from May onwards, all had a negative influence on Ultrapar’s performance. We ended the year with net earnings of R$ 299 million, 22% higher than in 2003, but 28% lower than the net earnings reported in 2004.

     Ultrapar faced a challenging operating environment during 2005. This environment strengthened Ultrapar's resolve in pursuing its growth strategy through increased operational scale, outstanding technology and focus on the optimization of costs and expenses. During the year, we have financially prepared the Company for expansion, whether through organic expansion in Brazil or through acquisitions abroad. We ended the year with a cash position of R$ 1.6 billion, of which US$ 250 million raised in December in the international capital markets, for a ten-year term at a risk rating above that of Brazilian sovereign debt. We are duplicating our efforts towards cost reduction, aiming at the recovery of the company's profitability. At the end of the year, we approved a major capital expenditures program, budgeted at R$ 388 million for 2006, which will significantly contribute to achieving the goals outlined above. At the same time, the strong cash flow from operations achieved during the year led to the approval of a R$ 157 million dividend distribution for the year 2005, representing a dividend yield of 5.96% taking the closing share price as at December 29, 2005.”

Paulo G. A. Cunha – CEO

Ultrapar Participações S.A.
UGPA4 = R$ 32.50 / share
UGP = US$ 13.93 / ADR
(29/12/05)

4º Trimestre 05

Summary of the 4th Quarter 2005

Ultrapar, a company engaged in the distribution of LPG (Ultragaz), the production of chemicals (Oxiteno) sectors, as well as logistics services for chemical products and fuels (Ultracargo), hereby reports the following results for the fourth quarter of 2005:

Profit and Loss Data	4Q05	4Q04	3Q05	Δ (%) 4Q05v4Q04	Δ (%) 4Q05v3Q05	2005	2004	Δ (%) 2005v2004
Ultrapar Consolidated

Net Sales and Services	1,126	1,220	1,229	(8%)	(8%)	4,694	4,784	(2%)
Gross Profit	181	288	220	(37%)	(18%)	910	1.114	(18%)
Operating Profit	38	142	79	(73%)	(52%)	358	564	(37%)
EBITDA	87	186	127	(53%)	(32%)	546	737	(26%)
Net Earnings	42	110	67	(62%)	(37%)	299	414	(28%)
Earnings per Share*	0.51	1.57	0.83	(67%)	(38%)	3.73	5.95	(37%)
Amounts in R$ million (except EPS)

* Calculated based on the weighted average of the number of shares during the period.

Operational Data Ultragaz	4Q05	4Q04	3Q05	Δ (%) 4Q05v4Q04	Δ (%) 4Q05v3Q05	2005	2004	Δ (%) 2005v2004

Total Volume (‘000 tons)	377	380	409	(1%)	(8%)	1,531	1,549	(1%)
Bottled	261	258	281	1%	(7%)	1,046	1,052	(1%)
Bulk	116	122	128	(5%)	(10%)	485	497	(2%)

Operational Data Oxiteno	4Q05	4Q04	3Q05	Δ (%) 4Q05v4Q04	Δ (%) 4Q05v3Q05	2005	2004	Δ (%) 2005v2004

Total Volume (‘000 tons)	121	127	148	(5%)	(18%)	525	518	1%
Sales in Brazil	94	92	101	1%	(7%)	365	341	7%
Sales outside Brazil	27	35	47	(23%)	(42%)	160	177	(10%)

Operational Data Ultracargo	4Q05	4Q04	3Q05	Δ (%) 4Q05v4Q04	Δ (%) 4Q05v3Q05	2005	2004	Δ (%) 2005v2004)

Effective Storage (‘000 m3 )[1]	232	208	226	12%	3%	221	204	8%
Total Kilometrage (million)	13.1	13.0	13.5	1%	(3%)	52.9	50.2	5%

1 Monthly averages

Macroeconomic Indicators	4Q05	4Q04	3Q05	Δ (%) 4Q05v4Q04	Δ (%) 4Q05v3Q05	2005	2004	Δ (%) 2005v2004

Exchange rate – average (R$/US$)	2.2509	2.7867	2.3428	(19%)	(4%)	2.4352	2.9262	(17%)
Brazilian basic interest rate (CDI)	4.3%	4.0%	4.7%			19%	16.2%
Inflation (IPCA)	1.7%	2.0%	0.8%			5.7%	7.6%

4º Trimestre 05

Quarterly Highlights

➢	Payment of R$ 100 million in dividends - On February 15, 2006 Ultrapar's Board of Directors approved the payment of R$ 100 million in dividends, equivalent to R$ 1.232498 per share, to be paid on March 7, 2006. This distribution, added to the advance dividends paid in August 2005, amounts to R$ 157 million, representing a dividend yield of 5.96%, taking the closing share price of R$ 32.50 as at December 29, 2005.

➢	Issue of US$ 250 million in notes in the international market – Ultrapar, through its subsidiary LPG International Inc., issued of US$ 250 million in notes in the international capital markets, with the aim of lengthening the company's debt profile, financing possible acquisitions and other corporate purposes. The notes fall due in December 2015, bearing a coupon of 7.25%[p]ª and were priced at 98.75% of the par value, resulting in a yield of 7.429%[p]ª. Standard & Poor’s assigned its BB+ credit rating on a global scale, above the credit rating of Brazilian sovereign debt, for the company and the securities issued, based principally on the combination of the favorable fundamentals of the company's business, allied to the solid financial position shown for many years. The credit rating on a global basis was only one notch below that of investment grade.

➢	Licensing of technology – Oxiteno was selected to license production technology for the manufacture of ethanolamines and ethoxylates to Project Management and Development Co. (PMD), a privately owned company in Saudi Arabia. The technologies of Oxiteno will be used in the petrochemical complex under construction by PMD in the Saudi city of Al-Jubail. This contract highlights the recognition of the high level of technology achieved by Oxiteno. The revenues from this contract could amount to more than US$ 14 million.

Ultrapar in the Macroeconomic Scenario

The modest growth of 1.4% shown by Brazilian industry in the last quarter of the year, compared to 6.3% in the same period a year earlier, accentuated the downward trend in economic activity in 2005, leading to GDP growth expectations of around 2.5% for the year - well below the 5% achieved in 2004. The weakening in the Brazilian economy, the strong appreciation in the Brazilian Real, the soaring oil prices and the decline in international petrochemical commodity prices - were all factors which adversely impacted Ultrapar's financial performance in 2005, especially from the third quarter of the year onwards.

Despite the weakening of the Brazilian economy, specific market initiatives taken by Oxiteno led a good commercial performance in the domestic market, both in 4Q05 and the year as a whole, showing respective increases of 1% and 7% in sales volume. EBITDA at Oxiteno amounted to R$ 300 million in 2005, 29% lower than in 2004, basically due to the 17% appreciation in the Real and the effect of high international oil prices on the cost of ethylene and other raw materials.

In 4Q05 Ultragaz reported a drop of 0.6% in volume sold, compared to 4Q04, slightly more than the decline of 0.4% in the Brazilian LPG market. Despite this softening in the market, the restructuring of the company’s independent dealers network enabled average sales prices to return back up to the same level as those in 4Q04, after the price drop imposed by increased market competition during 2005. In 2005, Ultragaz sold a total of 1,531,000 tons of LPG, down 1% compared to the previous year - in line with the drop of 1% in the market - resulting in a market share of 24% for the year. The lower volume sold, combined with the lower average sale price in the year, as well as cost pressure - principally linked to the rise in fuel prices - led to a 27% drop in EBITDA in relation to 2004.

Ultracargo reported growth in its operational volume in 4Q05, as well as for 2005 as a whole, compared to the same periods in the previous year, particularly in the storage segment - due to the startup of the Santos Intermodal Terminal in July 2005. For the year as a whole, Ultracargo reported Net Sales and Services up 19% and EBITDA up 9%.

Despite the challenging operating environment for its businesses, Ultrapar reported EBITDA of R$ 546 million and net earnings of R$ 299 million in 2005, down respectively 26% and 28% on 2004, but up 10% and 22% on 2003.

4º Trimestre 05

Operational Performance

Ultragaz – The LPG market retracted by 0.4% in 4Q05, compared 4Q04. In the same period, Ultragaz sales volume softened by 0.6%, driven by a 4.7% decline in the bulk segment. The retraction in the bulk segment was due to: (i) a reduction in the industrial activity driven by the weaker economy, and (ii) the conversion of some large industrial customers to natural gas. During 2005, Ultragaz saw a decline of 1% in sales volume, in line with the performance of the market.

Sales Volume – Ultragaz (in thousand tons)

Oxiteno – Oxiteno's sales volume in 4Q05 amounted to 121,000 tons, down 5% on the same period in 2004, due to lower exports. Sales in the domestic market increased by 1% in 4Q05, compared to 4Q04 despite a significantly weaker economy, reflecting specific market initiatives taken by Oxiteno, which enabled it to expand market share with some clients, with particular emphasis on the cosmetics and detergents, paint and varnishes and polyester segments. Export sales dropped by 23% in relation to 4Q04 - basically due to a stoppage to replace the catalysts in the Camaçari plant. In 2005 Oxiteno reported sales volume of 525,000 tons, 1% higher than the sales volume in 2004, driven by a 7% increase in sales in the domestic market.

Sales Volume – Oxiteno (in thousand tons)

Ultracargo – Ultracargo expanded its operating volumes in 4Q05, compared to the same period 2004, with an increase of 12% in its average liquid and gas storage levels. For the year, the increase seen in Ultracargo's operations was mainly due to the startup of the Santos Intermodal Terminal, the building up of operations at the Montes Claros and new clients won.

4º Trimestre 05

Economic – Financial Performance

Net Sales and Services - Ultrapar's net consolidated sales and services in 4Q05 amounted to R$ 1.1 billion, down 8% on both 4Q04 and 3Q05. In 2005, Ultrapar's net sales and services were 2% lower than that obtained in 2004.

Ultragaz – Net sales at Ultragaz in 4Q05 amounted to R$ 724 million, unchanged in relation to the same period 2004 and practically in line with the level of volume. The completion of restructuring in the distribution network in the company's bottled segment resulted in prices returning to 4Q04 levels. In 2005, Ultragaz's net sales totaled R$ 2.9 billion, 2% lower than in 2004, largely driven by the lower sales volume and the effect of the retraction in the Brazilian LPG market.

Oxiteno – Oxiteno's net sales amounted to R$ 354 million in 4Q05, down 22% compared to 4Q04, due to: (i) the 19% appreciation in the Real and (ii) the 5% lower sales volume in the quarter. In 2005, Oxiteno's net sales totaled R$ 1.6 billion, 3% lower compared to that in 2004 – principally due to the 17% appreciation in the Real, partly offset by an improved sales mix as a result of higher volumes sold to the domestic market.

Ultracargo – Ultracargo reported net services of R$ 60 million in 4Q05, 13% higher than in 4Q04, driven bythe increase in the volume of its operations. For the year, Ultracargo's net services totaled R$ 234 million, an increase of 19% in relation to 2004, due to the expansion in its operations, as well as contractual readjustments.

Cost of Sales and Services – Ultrapar's cost of sales and services in 4Q05 amounted to R$ 945 million, 1% higher than in 4Q04. In 2005 Ultrapar's cost of sales and services totaled R$ 3.8 billion, an increase of 3% on 2004.

Ultragaz – At Ultragaz the cost of sales in 4Q05 amounted to R$ 642 million, an increase of 4% compared to the same quarter in the previous year. For the whole of 2005, the cost of sales at Ultragaz totaled R$ 2.5 billion, unchanged in relation to 2004, despite the drop in volume. In the two periods, the increase in the cost of sales was due to increased freight costs, driven by soaring fuel prices, and the annual collective wage increase agreement. Additionally, in 4Q05 there were non-

4º Trimestre 05

recurring items related to the start of a program to revise the distribution structure in Ultragaz, aiming at rationalizing costs and expenses. The company is being assisted by McKinsey consultancy in this project.

Oxiteno – Oxiteno’s cost of sales in 4Q05 amounted to R$ 274 million, down 7% compared to 4Q04, practically in line with the reduction in sales volume. The appreciation in the Brazilian Real practically offset the 13% increase in the dollar cost of ethylene, pushed up by the 29% jump in the international oil price (Brent) and the rise of 18% in the international price of naphtha (NWE), comparing the two quarters. In 2005 Oxiteno's cost of sales amounted to R$ 1.2 billion, up 8% from in 2004, basically due to the 42% increase in the average oil price (Brent) in 2005, compared to 2004. This increase in oil prices led to a 28% rise in the cost of ethylene in dollar terms, in the period, partially compensated for by the appreciation of 17% in the Brazilian Real.

Ultracargo – The cost of services provided by Ultracargo amounted to R$ 42 million in 4Q05 and R$155 million in 2005, up 19% and 24%, respectively compared to 4Q04 and 2004. This was principally due to: (i) new storage operations - in particular the Santos and Montes Claros terminals –and compressed natural gas transport operations, (ii) the increase in fuel prices and (iii) to the salary increase as a result of a collective wage agreement.

Sales, General and Administrative Expenses – In 4Q05, Ultrapar's sales, general and administrative expenses amounted to R$ 142 million, down 4% in relation to the figure of R$ 148 million reported in 4Q04. For 2005 as a whole, Ultrapar's sales, general and administrative expenses totaled R$ 552 million, 1% lower than in 2004.

Ultragaz – Sales, general and administrative expenses at Ultragaz in 4Q05 amounted to R$ 76 million, down 2% from the R$ 77 million reported in the same period in 2004. This drop was due to a 16% reduction in general and administrative expenses driven by lower provision for employee profit-sharing, relatedto the company's earnings trend. For the year, Ultragaz accumulated sales general and administrative expenses of R$ 292 million, 2% lower than the previous year. In addition to the lower provision for employee profit sharing, the reduction also reflects the rationalization programs and optimization initiatives developed during the year.

Oxiteno – Oxiteno's sales general and administrative expenses in 4Q05 amounted to R$ 50 million, 14% lower than the same period a year earlier, due principally to: (i) a lowering of 21% in administrative expenses due to the reduction in the provision for employee profit-sharing and (ii) to the reduction of 7% in sales expenses, a consequence of the reduced export freight costs due to the lower export sales in the quarter. Oxiteno ended 2005 with a total of R$ 203 million in sales, general and administrative expenses, R$ 10 million or 5% lower, than the year 2004, due principally to the lower provision for employee profit-sharing.

Ultracargo – Sales, general and administrative expenses at Ultracargo amounted to R$ 18 million in 4Q05, and R$ 62 million for the year of as a whole, up 27% and 22% compared to 4Q04 and 2004, respectively. This increase is due to higher operational volume, both in the storage and transport segments, and the implementation of the annual collective wage agreement.

EBITDA – Ultrapar's EBITDA in 4Q05 amounted to R$ 87 million, down 53% compared to 4Q04. For the year as a whole, EBITDA for Ultrapar totaled R$ 546 million, 26% lower than the EBITDA reported in 2004. The main factors which affected the company's performance were: (i) a weaker domestic economy, (ii) the 17% appreciation in the Real against the US dollar and (iii) the cost pressures driven by the 42% increase in the average international oil price.

Ultragaz – Ultragaz reported EBITDA of R$ 34 million in 4Q05, and R$ 195 million for 2005 as a whole, down 46% and 27%, respectively, compared to the same periods a year earlier. The reduction of 1% in the LPG market and the impact of oil price increases on the company's distribution costs, were the two main factors which adversely affected its performance during the year.

Oxiteno – Oxiteno's EBITDA in 4Q05 and for the year 2005 as a whole, amounted to R$ 42 million and R$ 300 million, a respective reduction of 62% and 29% compared to the same period a year earlier, principally as a result of the appreciation of the Real against the US dollar and the effect of the higher oil prices on the cost of the company's main raw material.

4º Trimestre 05

Ultracargo – In 4Q05, Ultracargo reported EBITDA of R$ 8 million, 12% lower than in the same period a year earlier. The reduction in EBITDA is due principally to the increase in fuel costs, as well as the additional costs and expenses due to the start of operations at the Santos Intermodal Terminal, which experienced a period of lower revenues given that the fourth quarter falls during an inter-harvest period in the soybean oil and ethanol markets. For 2005 as a whole, Ultracargo's EBITDA amounted to R$ 44 million, an increase of 9% compared to 2004, principally as a result of expansion in operational volume.

EBITDA (in R$ million)

Financial Result – Ultrapar reported net financial revenues of R$ 1 million in 4Q05, compared to net financial expenses of R$ 10 million in 4Q04. The improvement seen between the two quarters was basically due to the increase in the company's net cash position and the 5% depreciation in the Brazilian Real during 4Q05, compared to appreciation of 7% in 4Q04. Ultrapar ended 2005 with net financial expenses of R$ 27 million, 39% lower than the net financial expenses of R$ 45 million reported in 2004. The improvement in financial result was due to the R$ 57 million increase in interest income from financial investments, as a result of the higher average cash position, partially offset by the R$ 39 million increase in interest expenses.

Net Earnings – Consolidated net earnings in 4Q05 amounted to R$ 42 million, down 62% on the same period a year earlier. For 2005 as a whole, Ultrapar accumulated net earnings of R$ 299 million, 28% lower than the result reported in 2004, but 22% higher than the net earnings reported in 2003.

Investments – During 4Q05, Ultrapar invested a total of R$ 60 million, allocated as follows:

•	At Ultragaz, the main investments were on the renewal and maintenance of assets.

•	At Oxiteno, of the R$ 34 million invested, R$ 16 million was allocated to the construction of the new fatty alcohols plant, with the balance allocated to expanding production capacity of specialty chemicals and improving quality.

•	At Ultracargo, investment was mainly allocated to expanding the company's transport fleet.

			Consolidated capital expenditures and acquisitions, net of disposals - R$ million
CAPEX* 4Q05	R$ m	% of Total

Ultragaz	23	38%
Oxiteno	34	57%
Ultracargo	3	5%
Ultrapar	60	100%

* Net of the disposals

4º Trimestre 05

Additionally, below we set out Ultrapar's investment plan for the year 2006. The investment budget amounts to R$ 388 million, of which R$ 238 million is to be allocated at Oxiteno, especially in expansion projects - R$ 163 million being on the new fatty alcohol plant, with the balance to be spent on expanding the production of specialty chemicals, increasing the production capacity of ethylene oxide, and on continual quality improvement projects, safety and the environment. At Ultragaz, R$ 90 million of investment has been allocated to improving quality and productivity - including IT projects to provide support for the optimization of its sales channels - and on bulk distribution. Investments at Ultracargo are to be allocated to expanding storage capacity, as well as the company's transport fleet. The investments outlined above do not include possible acquisitions.

CAPEX 2006*	R$ million	% of Total
Ultragaz	90	23%
Oxiteno	238	61%
Ultracargo	60	16%
Ultrapar	388	100%

* Net of disposals

Ultrapar in the Capital Markets

Ultrapar's share price depreciated by 27% in 2005. During this period, the Ibovespa and the IBX appreciated by 28% and 37%, respectively. Ultrapar's average daily trading volume in 2005 amounted to R$ 5.5 million, an increase of 48% compared to 2004.

Price Comparison UGPA4 vs. Ibovespa vs. IBX (base 100)	Average Daily Traded Volume (R$ million)

4º Trimestre 05

Outlook

The successive reductions in the basic interest rate, begun at the end of 2005, lead to promising prospects for a pickup in the domestic economy, which could benefit the performance of our businesses in the domestic market. Ultragaz began the year with an ambitious cost and expense reduction program, and a project to review its logistics and distribution structure - focusing on improving profitability and maximizing free cash generation. For the chemical business, we began 2006 with a major investment plan focused on organic growth. We will be making significant strides in the construction of our new fatty alcohols plant – the first in Latin America, comparable to the largest in the world and using renewable raw materials – adding an additional 100,000 tons of production capacity and increasing our degree of competitiveness in the markets for cosmetics and detergents. We are also increasing our specialty chemicals and ethylene oxide production capacity, scheduled to come on stream at the beginning of 2007 and 2008, respectively. At Ultracargo, the gradual occupational buildup at the Santos Intermodal Terminal and the expansion projects scheduled for existing terminals, should improve the company's ability to provide a differentiated service in integrated logistics for special products, principally in the country’s main export ports. We carried out two important funding operations in the debt market, providing Ultrapar with a long-term debt profile at a competitive cost, which constitutes an additional tool in paving the way for investments in the company’s growth, including potential acquisitions abroad. We believe that these initiatives will be instrumental in enabling us to continue on our existing growth path.

Forthcoming Events

Conference Call / Webcast for market analysts: February 17, 2006

Ultrapar will be holding a conference call for market analysts on February 17, 2006, to comment on the company’s 4Q05 performance and future outlook. A presentation will be available for download from our website one hour before the start of the conference calls.

National: 11.00 a.m. (Brasília time)
Telephone number for registration (up to February 16, 6.00 p.m.): +55 11 2103-1687
Address for registration: conferencecall@wittel.com.br
Code: Ultrapar
For connection, please call 5 minutes before the conference call on telephone number: 55 11 2101-1490.

International: 12.00 midday (Brasília time) / 9.00 a.m. (Eastern Standard Time, New York)
Brazilian participants: 0-800-891-3951
US participants: 1-800-322-0079
International participants: +1 (973) 935-2100
Code: Ultrapar or 6939403

WEBCAST live via Internet on site www.ultra.com.br. Please connect 15 minutes in advance.

4º Trimestre 05

Operational and Market Information

Financial Focus	4Q05	4Q04	3Q05	2005	2004

Ultrapar - EBITDA margin	8%	15%	10%	12%	15%
Ultrapar - net margin	4%	9%	5%	6%	9%

Productivity	4Q05	4Q04	3Q05	2005	2004

EBITDA R$/ton Ultragaz	91	167	130	128	174
EBITDA R$/ton Oxiteno	350	878	403	572	812

Focus on Human Resources	4Q05	4Q04	3Q05	2005	2004

Number of employees: Ultrapar	6,992	6,724	7,031	6,992	6,724
Number of employees: Ultragaz	4,424	4,438	4,522	4,424	4,438
Number of employees: Oxiteno	1,210	1,121	1,181	1,210	1,121
Number of employees: Ultracargo	1,151	966	1,107	1,151	966

Focus on Capital Markets	4Q05	4Q04	3Q05	2005	2004

Quantity of shares (million)	81,325	69,691	81,325	81,325	69,691
Market value (3) – R$ million	2,218	3,367	3,134	3,296	2,681

Bovespa
Average daily volume (shares)	64,515	86,386	78,689	79,784	71,265
Average daily financial volume (R$ ‘000)	2,236	4,211	3,033	3,234	2,848
Average share price (R$ / share)	34.7	48.7	38.5	40.5	40.0

NYSE
Quantity of ADRs[1] (‘000 ADRs)	9,902	4,984	10,161	9,902	4,984
Average daily volume (ADRs)	50,841	32,511	59,513	57,368	21,409
Average daily financial volume (US$ ‘000)	775	589	961	944	309
Average price (US$ / ADRs)	15.3	18.1	16.1	16.5	14.4

Total[2]
Average daily volume (shares)	115,356	118,897	138,202	137,152	92,674
Average daily financial volume (R$ mil)	3,959	5,837	5,293	5,524	3, 731

[1] 1 ADR = 1 preferred share
[2] Total = BOVESPA + NYSE
[3] Calculated based on the weighted average price in the period

All financial information is presented according to the accounting principles laid down in Brazilian Corporate Legislation (BR GAAP). All figures are expressed in Brazilian Reais, except for the amounts on page 18, which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecast. Therefore, the reader should not base investment decisions solely on these estimates.

For additional information please contact:
Investor Relations Management - Ultrapar Participações S.A.
(55 11) 3177-6695
invest@ultra.com.br
www.ultra.com.br

4º Trimestre 05

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	DEC	DEC	SEP

	2005	2004	2005

ASSETS
Cash and cash equivalents	1,250.9	558.4	636.3
Trade accounts receivable	343.3	369.3	362.2
Inventories	191.7	210.3	174.9
Other	102.4	118.3	119.9

Total Current Assets	1,888.3	1,256.3	1,293.3

Investments	32.3	31.8	32.3
Property, plant and equipment	1,072.7	1,047.4	1,056.5
Deferred charges	98.3	99.8	100.7
Long term investments	372.7	38.8	359.5
Other long term assets	167.0	104.7	136.4

Total Long Term Assets	1,743.0	1,322.5	1,685.4

TOTAL ASSETS	3,631.3	2,578.8	2,978.7

LIABILITIES
Loans and financing	135.9	293.0	131.4
Debentures	17.9	-	4.4
Suppliers	90.9	102.0	68.1
Payroll and related charges	66.1	94.1	74.5
Taxes	12.0	14.8	19.5
Other accounts payable	117.4	93.1	22.1

Total Current Liabilities	440.2	597.0	320.0

Loans and financing	978.6	258.1	385.8
Debentures	300.0	-	300.0
Income and social contribution taxes	24.1	31.8	33.1
Other long term liabilities	68.6	63.2	61.4

Total Long Term Liabilities	1,371.3	353.1	780.3

TOTAL LIABILITIES	1,811.5	950.1	1,100.3

STOCKHOLDERS' EQUITY
Capital	946.0	664.0	946.0
Capital reserve	0.3	0.1	0.3
Revalution reserves	15.0	16.4	15.3
Profit reserves	828.9	920.0	685.5
Retained earnings	-	-	201.4

Total Stockholders' Equity	1,790.2	1,600.5	1,848.5

Minority Interests	29.6	28.2	29.9

TOTAL STOCKHOLDERS' EQUITY & M.I.	1,819.8	1,628.7	1,878.4

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	3,631.3	2,578.8	2,978.7

Cash and Long term investments	1,623.6	597.2	995.8
Debt	1,432.4	551.1	821.6

Net cash (debt)	191.2	46.1	174.2

4º Trimestre 05

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Accounting practices adopted In Brazil

	QUARTERS ENDED IN			ACCUMULATED

	DEC	DEC	SEP	DEC	DEC

	2005	2004	2005	2005	2004

Net sales and services	1,125.5	1,220.0	1,229.3	4,693.8	4,784.2
Cost of sales and services	(944.5)	(931.7)	(1,009.7)	(3,783.4)	(3,669.9)
Gross profit	181.0	288.3	219.6	910.4	1,114.3

Operating expenses
Selling	(49.0)	(49.4)	(48.5)	(187.6)	(193.7)
General and administrative	(60.8)	(67.5)	(60.9)	(237.8)	(237.5)
Depreciation and amortization	(32.0)	(30.7)	(31.6)	(126.3)	(124.7)

Other operating income (expenses)	(1.4)	1.1	0.5	(0.4)	5.5

Income before equity and financial
results	37.8	141.8	79.1	358.3	563.9

Financial results	0.9	(9.5)	(2.7)	(27.3)	(45.0)
Financial income	31.3	18.7	39.8	118.7	68.9
Financial expenses	(24.5)	(22.4)	(36.1)	(120.4)	(87.6)
Taxes on financial activities	(5.9)	(5.8)	(6.4)	(25.6)	(26.3)
Equity in earnings (losses) of affiliates
Affiliates	0.2	-	(0.1)	1.6	-

Nonoperating income (expense)	1.5	(3.9)	(0.7)	(1.8)	(16.0)

Income before taxes and profit sharing	40.4	128.4	75.6	330.8	502.9

Provision for income and social contribution tax	(7.4)	(46.7)	(22.7)	(92.6)	(176.5)
Benefit of tax holidays	9.1	29.3	15.3	63.8	93.5
Income before minority interest	42.1	111.0	68.2	302.0	419.9

Minority interest	(0.4)	(1.2)	(1.0)	(2.8)	(5.4)
Net Income	41.7	109.8	67.2	299.2	414.5

EBITDA	86.5	185.9	126.8	546.0	736.6
Depreciation and amortization	48.7	44.1	47.7	187.7	172.7
Investments	59.6	82.7	51.9	218.7	283.9

RATIOS

Earnings / share - R$	0.51	1.57	0.83	3.73	5.95

Net debt / Stockholders' equity	Na	Na	Na	Na	Na
Net debt / LTM EBITDA	Na	Na	Na	Na	Na
Net interest expense / EBITDA	Na	0.05	0.02	0.05	0.06
Gross margin	16%	24%	18%	19%	23%
Operating margin	3%	12%	6%	8%	12%
EBITDA margin	8%	15%	10%	12%	15%

4º Trimestre 05

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT*
In millions of reais - Accounting practices adopted in Brazil

	DEC

	2005	2004

Cash Flows from operating activities	503.2	555.7
Net income	299.2	414.5
Minority interest	2.8	5.4
Depreciation and amortization	187.7	172.7
Working capital	9.0	(42.7)
Financial expenses (A)	54.9	17.6
Deferred income and social contribution taxes	(27.4)	1.5
Other (B)	(23.0)	(13.3)

Cash Flows from investing activities	(218.7)	(283.9)
Additions to property, plant, equipment and deferred charges (C)	(218.7)	(267.7)
Acquisition of minority interests (including treasury shares)	-	(16.2)

Cash Flows from (used in) financing activities	742.0	(228.8)
Short term debt, net	(129.7)	(89.2)
Issuances	1.161.4	249.2
Debt payments	(202.7)	(255.4)
Related companies	(4.7)	(1.1)
Dividends paid (D)	(129.5)	(132.3)
Increase of capital	47.2	-

Net increase (decrease) in cash and cash equivalents	1.026.5	43.0

Cash and cash equivalents at the beginning of the period	597.1	554.1

Cash and cash equivalents at the end of the period (E)	1.623.6	597.1

Supplemental disclosure of cash flow information
Cash paid for interest (F)	57.3	25.3
Cash paid for taxes on income (F)	26.4	49.6

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)	Comprised mainly cost of permanent asset sold and noncurrent assets and liabilities net.
(C)	Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.
(D)	Including dividends paid by Ultrapar and its subsidiaries.
(E)	Included Long term investments.
(F)	Included in cash flow from operating activities.
( * )	Cash Flow of 2004 adjusted to reflect the Accounting Standards and Procedures No. 20 (NPC 20) issued by IBRACON (Brazilian Institute of Independent Auditors), except for the long-term investments flow and corresponding long-term interests which are presented as investments and operating activities, respectively, according to NPC 20 and here are presented as Cash and cash equivalents at the end of the period.

4º Trimestre 05

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	DEC	DEC	SEP

	2005	2004	2005

OPERATING ASSETS
Trade accounts receivable	160.3	157.8	164.5
Inventories	34.6	33.8	28.9
Other	20.6	33.1	36.8
Property, plant & equipment	423.1	453.9	426.0
Deferred charges	71.0	68.7	72.1

TOTAL OPERATING ASSETS	709.6	747.3	728.3

OPERATING LIABILITIES
Suppliers	32.2	17.4	18.3
Payroll and related charges	30.3	37.5	36.2
Taxes	3.5	2.7	2.7
Other accounts payable	2.8	5.2	4.8

TOTAL OPERATING LIABILITIES	68.8	62.8	62.0

     ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	DEC	DEC	SEP	DEC	DEC

	2005	2004	2005	2005	2004

Net sales	724.2	726.3	772.2	2,902.4	2,968.1

Cost of sales and services	(641.9)	(615.2)	(675.1)	(2,530.8)	(2,519.8)

Gross profit	82.3	111.1	97.1	371.6	448.3

Operating expenses
Selling	(27.7)	(26.7)	(24.9)	(98.6)	(105.7)
General and administrative	(18.5)	(21.9)	(19.0)	(76.0)	(76.3)
Depreciation and amortization	(29.6)	(28.6)	(29.4)	(117.3)	(116.2)

Other operating results	(1.7)	0.9	(0.1)	(1.9)	2.6

EBIT	4.8	34.8	23.7	77.8	152.7

EBITDA	34.4	63.4	53.1	195.1	268.9
Depreciation and amortization	29.6	28.6	29.4	117.3	116.2

RATIOS

Gross margin	11%	15%	13%	13%	15%
Operating margin	1%	5%	3%	3%	5%
EBITDA margin	5%	9%	7%	7%	9%

4º Trimestre 05

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	DEC	DEC	SEP

	2005	2004	2005

OPERATING ASSETS
Trade accounts receivable	163.8	192.5	175.9
Inventories	153.6	174.0	143.0
Other	34.2	32.8	29.6
Property, plant & equipment	446.7	402.1	422.9
Deferred charges	8.7	4.0	8.1

TOTAL OPERATING ASSETS	807.0	805.4	779.5

OPERATING LIABILITIES
Suppliers	54.4	75.9	42.6
Payroll and related charges	26.6	47.0	28.3
Taxes	5.3	6.7	9.3
Other accounts payable	11.1	16.8	17.8

TOTAL OPERATING LIABILITIES	97.4	146.4	98.0

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	DEC	DEC	SEP	DEC	DEC

	2005	2004	2005	2005	2004

Net sales	354.2	452.7	409.4	1,610.1	1,662.7

Cost of goods sold
Variable	(236.3)	(259.0)	(272.2)	(1,009.9)	(944.5)
Fixed	(28.4)	(25.8)	(27.8)	(106.1)	(93.6)
Depreciation and amortization	(9.1)	(8.3)	(8.7)	(34.7)	(30.9)

Gross profit	80.4	159.6	100.7	459.4	593.7

Operating expenses
Selling	(21.0)	(22.6)	(23.5)	(88.6)	(87.8)
General and administrative	(26.6)	(33.6)	(27.0)	(107.1)	(118.1)
Depreciation and amortization	(1.9)	(1.9)	(2.0)	(7.6)	(7.2)

Other operating results	0.3	-	0.7	1.8	2.3

EBIT	31.2	101.5	48.9	257.9	382.9

EBITDA	42.2	111.7	59.6	300.2	421.0

Depreciation and amortization	11.0	10.2	10.7	42.3	38.1

RATIOS

Gross margin	23%	35%	25%	29%	36%
Operating margin	9%	22%	12%	16%	23%
EBITDA margin	12%	25%	15%	19%	25%

4º Trimestre 05

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	DEC	DEC	SEP

	2005	2004	2005

OPERATING ASSETS
Trade accounts receivable	25.0	20.5	23.7
Inventories	3.5	2.5	3.1
Other	4.5	4.6	5.3
Property, plant & equipment	193.7	181.0	197.4
Deferred charges	7.7	5.4	7.5

TOTAL OPERATING ASSETS	234.4	214.0	237.0

OPERATING LIABILITIES
Suppliers	9.8	10.1	8.9
Payroll and related charges	9.1	9.2	10.0
Taxes	2.5	2.4	3.0
Other accounts payable	0.1	2.1	2.0

TOTAL OPERATING LIABILITIES	21.5	23.8	23.9

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	DEC	DEC	SEP	DEC	DEC

	2005	2004	2005	2005	2004

Net sales	59.8	52.7	61.6	234.2	197.3

Cost of sales and services	(41.5)	(34.9)	(39.8)	(154.9)	(125.0)

Gross profit	18.3	17.8	21.8	79.3	72.3

Operating expenses
Selling	(0.4)	(0.2)	-	(0.4)	(0.3)
General and administrative	(17.5)	(13.9)	(16.5)	(61.0)	(50.0)
Depreciation and amortization	(0.2)	(0.1)	(0.1)	(0.5)	(0.5)

Other operating results	-	0.4	-	(0.2)	1.5

EBIT	0.2	4.0	5.2	17.2	23.0

EBITDA	8.0	9.1	12.5	44.3	40.6
Depreciation and amortization	7.8	5.1	7.3	27.1	17.6

RATIOS

Gross margin	31%	34%	35%	34%	37%
Operating margin	0%	8%	8%	7%	12%
EBTIDA margin	13%	17%	20%	19%	21%

4º Trimestre 05

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	DEC	DEC	SEP	DEC	DEC

(US$ millions)	2005	2004	2005	2005	2004

Net sales
Ultrapar	500.0	437.8	524.7	1,927.5	1,635.0
Ultragaz	321.7	260.6	329.6	1,191.9	1,014.3
Oxiteno	157.4	162.5	174.7	661.2	568.2
Ultracargo	26.6	18.9	26.3	96.2	67.4

EBIT
Ultrapar	16.8	50.9	33.8	147.1	192.7
Ultragaz	2.1	12.5	10.1	31.9	52.2
Oxiteno	13.9	36.4	20.9	105.9	130.9
Ultracargo	0.1	1.4	2.2	7.1	7.9

Operating margin
Ultrapar	3%	12%	6%	8%	12%
Ultragaz	1%	5%	3%	3%	5%
Oxiteno	9%	22%	12%	16%	23%
Ultracargo	0%	8%	8%	7%	12%

EBITDA
Ultrapar	38.4	66.7	54.1	224.2	251.7
Ultragaz	15.3	22.8	22.7	80.1	91.9
Oxiteno	18.7	40.1	25.4	123.3	143.9
Ultracargo	3.6	3.3	5.3	18.2	13.9

EBITDA margin
Ultrapar	8%	15%	10%	12%	15%
Ultragaz	5%	9%	7%	7%	9%
Oxiteno	12%	25%	15%	19%	25%
Ultracargo	13%	17%	20%	19%	21%

Net income
Ultrapar	18.5	39.4	28.7	122.9	141.7

Net income / share (US$)	0.23	0.57	0.35	1.53	2.03

4º Trimestre 05

ULTRAPAR PARTICIPAÇÕES S/A LOANS, DEBENTURES, CASH AND MARKETABLE SECURITIES In millions of reais - Accounting practices adopted in Brazil

Loans and debentures	Balance in December/2005					Index/	Interest Rate %		Maturity and
						Currency (*)	Minimum	Maximum	Amortization Schedule
	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Ultrapar Consolidated
Foreign Currency

Syindicated loan	-	140.6	-	-	140.6	US$	5.1	5.1	Semiannually to 2008
Financings for Property Plant & Equipment	-	11.0	-	-	11.0	MX$ + TIIE(*)	1.5	2.0	Semiannually to 2010
Working capital loan	-	0.4	-	-	0.4	MX$ + TIIE(*)	1.0	1.0	Monthly to jan/2006
Export prepayment, net of linked operations	-	44.9	-	-	44.9	US$	4.2	6.9	Semiannually to 2008
Foreign financing	-	28.5	-	-	28.5	US$ + LIBOR	2.0	2.0	Semiannually to 2009
Notes	586.5				586.5	US$	7.3	7.3	Semiannually to 2015
National Bank for Economic	-				-	-	-	-	After November 06,
and Social Development - BNDES	16.0	2.2	4.4	-	22.6	UMBNDES(*)	8.8	11.0	monthly to 2010
Advances on Foreign Exchange Contracts	-	9.8	-	-	9.8	US$	3.9	4.9	Maximum of 57 days
Subtotal	602.5	237.4	4.4	-	844.3
Local Currency
National Bank for Economic	89.6	34.8	48.6	-	173.0	TJLP(*)	1.5	4.9	Monthly to 2010
and Social Development - BNDES	-	11.2	-	-	11.2	IGP-M(*)	6.5	6.5	Semiannually to 2008
Agency for Financing Machinery and Equipment (FINAME)	1.1	10.1	36.5	-	47.7	TJLP(*)	1.8	4.9	Monthly to 2010
Research and projects financing (FINEP)	-	38.1	-	-	38.1	TJLP(*)	(2.0)	(2.0)	Monthly to 2009
Debentures	-	-	-	317.9	317.9	CDI(*)	102.5	102.5	Semiannually to 2008
Other	-	-	0.2	-	0.2	-	-	-
Subtotal	90.7	94.2	85.3	317.9	588.1
Total	693.2	331.6	89.7	317.9	1,432.4
Composition per Annum

Up to 1 Year	49.5	69.4	17.0	17.9	153.8
From 1 to 2 Years	28.7	40.5	24.8	-	94.0
From 2 to 3 Years	19.9	173.6	21.9	300.0	515.4
From 3 to 4 Years	9.3	46.5	19.1	-	74.9
From 4 to 5 Years	585.8	1.6	6.9	-	594.3

Total	693.2	331.6	89.7	317.9	1,432.4

(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies / TIIE - Interbank Interest Rate Even / CDI - interbank deposit rate

	Balance in December/2005

	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Ultrapar Consolidated

Cash and Long term investments	101.8	1,095.4	66.7	359.7	1,623.6

ITEM 2

NOTICE TO SHAREHOLDERS

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001 -39

DISTRIBUTION OF DIVIDENDS

We hereby announce that the Board of Directors of Ultrapar Participações S.A., at its meeting held on February 15, 2006, approved the distribution of dividends, payable from net earnings account for the fiscal year ending December 31, 2005, in the amount of R$ 100,000,074.82 (one hundred million and seventy four reais and eighty two cents), to be paid from March 7, 2006 without remuneration or monetary restatement. This distribution, in addition to the distribution of R$ 57 million paid in advance in August 2005, amounts to a total of R$ 157 million for the year 2005.

The holders of common and preferred shares will receive the dividend of R$ 1.232498 per share.

The record date to establish the right to receive the dividend will be February 22, 2006 in Brazil, and February 27, 2006 in the United States of America. As from February 23, 2006, the shares will trade "ex-dividend" on both the São Paulo Stock Exchange (Bovespa) and the New York Stock Exchange (NYSE).

São Paulo, February 15, 2006.

Fábio Schvartsman

Chief Financial and Investor Relations Officer

ULTRAPAR PARTICIPAÇÕES S.A.

ITEM 3

MANAGEMENT REPORT 2005

Dear Shareholders,

The Management of ULTRAPAR PARTICIPAÇÕES S.A. (Ultrapar) is pleased to present the following Management Report, Balance Sheet and other Financial Statements for the fiscal year ending December 31, 2005. All data herein has been prepared according to Brazilian Corporate Law and is accompanied by independent auditor's report.

COMPANY PROFILE
Ultrapar is one of Brazil’s largest and most solid economic groups. It has operations in Brazil and Mexico, with a prominent position in the sectors in which its three business units operate: the distribution of liquefied petroleum gas (LPG) through Ultragaz, the production of chemicals through Oxiteno, and logistics for chemical products and fuel through Ultracargo.

Ultragaz is the leader in the Brazilian LPG distribution market, with a market share of 24%, and is the sixth largest independent LPG distributor in the world. The company supplies 10.5 million homes, as well as 30,000 industrial and commercial clients in the South, Southeast, Northeast and Central West of Brazil. Oxiteno is Mercosur’s sole producer of ethylene oxide and its main derivatives, as well as a major manufacturer of specialty chemicals. Its products are used in PET packaging, polyester textiles, paints, cosmetics, detergents and agrochemicals, among others. Ultracargo is a leading provider of integrated logistics services for the transport, storage, distribution and handling of chemical products and fuels.

OPERATING ENVIRONMENT
The year 2005 was challenging for Ultrapar and Brazil in general. In the domestic market the economic growth seen during 2004 started to slow down from the first quarter of 2005, becoming more visible from the second quarter onwards. The high interest rates, the strong appreciation in the Brazilian Real and the political crisis which began in the first half of the year - all hampered the performance of the Brazilian economy. The international environment remained favourable for Brazilian exports, but the strong appreciation seen in the Brazilian Real during 2005 had an adverse impact on the competitiveness of national industry. Additionally, the rise in international oil prices, increasing from an average of US$ 38/barrel in 2004, to US$ 54/barrel in 2005, created cost pressure throughout the global economy, especially in the petrochemical industry. GDP growth in Brazil up to September 30, 2005 amounted to 2.6% . Estimates are that with the weak industrial production in the fourth quarter, GDP growth in 2005 will be significantly lower than in 2004, when it amounted to 5%. On the other hand, Central Bank gradual reduction in interest rates which began at the end of 2005 has created an outlook for a relative improvement in economic activity in 2006.

ULTRAPAR IN 2005
Highlights of the year
The year 2005 presented a combination of unfavourable factors for Ultrapar, both in respect of the macroeconomic scenario, as well as its sectors of operation. The appreciation of the Brazilian Real, the high oil price levels, the weak domestic economy and the drop in international petrochemical commodity prices from May on - all had a negative influence on the company's financial performance. We ended the year reporting net earnings of R$ 299 million, a significant amount, however 28% lower than the net earnings reported in 2004, but still 22% higher than the net earnings reported in 2003. This combination of factors has strengthened Ultrapar's strategy of pursuing growth through increased operational scale, outstanding technology and focusi on optimising costs and expenses. During the year, we have financially prepared ourselves for the expansion of the company, whether through organic expansion in Brazil or acquisitions abroad. We ended the year with a cash position of R$ 1.6 billion, of which US$ 250 million of debt raised in December in the international markets - for a term of 10 years at a risk rating above the Brazilian sovereign debt. We are duplicating our efforts towards cost reduction, aiming at the recovery of the company's profitability. At the end of the year, we approved an intense program of investment, which in 2006 will total R$ 388 million - deepening our search for competitive raw materials, global scale and the use of state of art technology. At the same time, the good cash generated during the year enabled us to approve the distribution of R$ 157 million in dividends for the year 2005 – R$ 57 million distributed in advance in August 2005 and R$ 100 million to be payed in March 2006 –, representing a 5.96% yield on the company's closing share price, in December 29, 2005.

Investments
Ultrapar maintains its long-term strategic vision, focusing on the creation of value for its shareholders. All investment carried out by Ultrapar is subjected to a rigorous analysis, which considers strategic, economic, financial and market aspects under various scenarios, using EVA® Economic Value Added as its main tool. In 2005, Ultrapar invested R$ 219 million in its businesses. The company invested R$ 94 million in Oxiteno in expanding specialty chemical production capacity – in particular, starting construction of a fatty alcohol plant, and investing in modernization of its industrial units, as well as in safety, quality and the environment. At Ultragaz, the investment of R$ 84 million was mainly spent on the modernization of its assets and expanding its distribution of bulk LPG (UltraSystem). At Ultracargo, total investment amounted to R$ 41 million, spent basically on the completion of the Santos Inter-modal Terminal and the expansion of its transport fleet.
The budget for investment in 2006 is R$ 388 million, R$ 238 million of which will be allocated to investment in expansion at Oxiteno - mainly on the new fatty alcohol plant, the expansion of specialty chemical and ethylene oxide production capacity, as well as ongoing improvement projects in quality, safety and the environment. At Ultragaz, R$ 90 million have been budgeted for quality and productivity improvement - including IT projects to provide support for the optimization of sales channels - and in the expansion of bulk distribution. The investments in Ultracargo will be allocated to expanding storage capacity and enlarging the

Capital Markets
Ultrapar continued to have a close relationship with the capital markets in 2005, focusing on transparency and respect for investors and shareholders, recognizing them as essential partners in ensuring the sustained growth of the company. Three large market operations were carried out, one in the equity market and two in the debt market.
In April 2005, Ultrapar completed a primary and secondary offering of preferred shares, totalling R$ 362 million, including an over-allotment option, with the main object of increasing the liquidity of Ultrapar’s shares in the equity market. The offer resulted in an increase of 51% in the company's total free float, which was enlarged from 26% to 39% of the total capital. The company's shareholder base was also significantly increased, with approximately 1,800 new investors.
In the Brazilian debt market, Ultrapar carried out its first issue of debentures, for a total amount of R$ 300 million and a three-year term, at an annual rate equivalent to 102.5% of the CDI rate. In December, the company accessed international capital markets with the issue of US$ 250 million in notes, with a 10-year term and interest of US$ variation + 7.25% pa - the lowest interest rate obtained by a Brazilian company in the corporate segment for a 10–year term issue. Both on a local as well as a global scale, Standard & Poor’s attributed a risk rating above that of Brazilian sovereign debt for the company and the securities issued: AA+ on a national scale and BB+ on a global scale - based mainly on the combination of favourable fundamentals for the company's businesses, together with the solid financial position shown over many years. The risk rating on the global scale is only one notch lower than the investment grade. Ultrapar now has a long term structural debt at a competitive cost, which constitutes an additional tool to enable investment in the company’s future growth, including potential acquisitions abroad.
Regarding Ultrapar's performance on the stock exchange, the shares have depreciated by 27% on the Bovespa and 19% on the NYSE. The average daily trading volume was 48% higher than in 2004 - taking into account the trading on the Bovespa and the NYSE - largely as a result of the company's efforts to increase the liquidity in shares. More than 200 meetings were held during the year with members of the capital markets, with the participation at 20 events with investors and market analysts, both in Brazil as well as abroad.
Ultrapar declared dividends of R$ 157 million for the year 2005, representing a dividend yield of 5.96% -taking the closing share price of R$ 32.50 as at December 29, 2005. Ultrapar constantly evaluates its immediate capital needs for investment in assets and acquisitions and, in light of its continuing sound financial position, the company distributes its excess cash in the form of dividends to its shareholders.

Corporate Governance
In 2005, Ultrapar continued the process of improving its corporate governance. The Board of Directors nominated two new officers to the executive board of Ultrapar, Pedro Jorge Filho - also the new CEO of Ultragaz, and Eduardo de Toledo, the CEO of Ultracargo. At the same time, the company broadened the concept of transforming its new generation of leading executives into shareholders, strengthening the alignment of interests between management and shareholders. At the end of 2005, the program included five executives of the new generation.
Measures were adopted to give the various management bodies a more structured method of operating, in particular: (i) the establishment of a permanent Fiscal Council in July 2005, which will also assume the role of Audit Committee, in accordance with the requirements of the Sarbanes-Oxley act (ii) the formation of an internal audit department, (iii) the start of an evaluation process for various company procedures, from the standpoint of existing risk and actions necessary to meet the requirements of the Sarbanes Oxley Act, with the aim of ensuring the effectiveness of internal controls, (iv) joining, by Ultrapar, Level 1 of Bovespa Corporate Governance and (v) participation by Ultrapar in the Latin American Corporate Governance Roundtable

Company Circle, a study group sponsored by the Organization for Economic Co-operation and Development –OECD), with the cooperation of the IFC (International Finance Corporation) and Bovespa, whose objective is to develop corporate governance in Latin America.
The company’s efforts were recognized by the market through the granting of awards such as - for the second year running - Best Company in Corporate Governance for the Oil, Gas and Petrochemical Segment, in Latin America ranked by Institutional Investor Research Group. Ultrapar's investor relations program was voted among the top five in a poll organized by IR Magazine, for companies outside the Bovespa Index.

Operational Excellency – Technology, Quality, Safety and the Environment
Ultrapar bases its operations on meeting the needs of its clients, aiming to pleasantly surprise them. To this end, all the company's businesses are centred round a base of leading-edge technology and innovation. At Ultragaz, such technology and innovation is exemplified in the decentralized management structure, by which each market manager seeks to understand the precise requirements of his clients, supported by a costing and return analysis systems which permit him to act as if he were the true owner of the business. This is sound use of technology and good commercial sense, when dealing with the different cultures that exist within Brazil's national territory. As recognition for the high standard of its products and services, Ultragaz was nominated, for the second time, as the company with the most respect for the consumer in Brazil's domestic gas segment, in research carried out by TNS / Interscience for the Magazine Consumidor Moderno (modern consumer), with double the points awarded to the runner up in the research. At Oxiteno, its excellence in technology and innovation is apparent in its “Science and Technology Council”, a consultant body for the Executive Board, of which six of the world's major specialists in tensoactives are members. The Council, set up in 2004, carries out a critical analysis of the company's research and development projects, as well as the management methodology used. Valuable recommendations allow Oxiteno to increase the efficiency of its research and development work, as well as widening the reach of its cooperation with institutions abroad. At Ultracargo, the constant search for innovative logistics solutions for its clients has ended up developing into new business opportunities for the company.
To guarantee the maximum level of safety in its operations, Ultrapar adopts management risk policies aimed at eliminating or minimizing losses in the event of market or operational contingencies. The base of this is a management that is guided by control policies, specific strategies and determined exposure limits, which include quality, safety and environmental programs.
As from the beginning, the company has shown a special concern for quality, safety and the environment, which permeates throughout all its operations, this being fundamental to the company's sustainable growth. Its three businesses hold certificates which attest to the quality of their products and services, as well as the quality of their operations with respect to the environment. In 2005, Oxiteno continued its investment in improving productivity and safety in its asset base, resulting in better use of the resources used in the production process. One important project developed for Oxiteno in the environmental area was the construction of a new effluent treatment station in the plant at Mauá (SP), with a treatment capacity of 50 m³/hour of effluent. Ultragaz has implemented an environmental management program, based on the analysis of the aspects and environmental impacts inherent in its operations, which should optimize the use of natural resources in its operations facilities, as well as providing intense training for safety technicians on environmental issues. The objective of this program is to bring all Ultragaz's installations into line with the ISO 14000 certification standards. At Ultracargo, 2005 was a year with a zero accident rating - in terms of accidents requiring time off work. There were no grave accidents at any of its terminals or during any of the 10 million kilometres travelled in its transport activities.
In the area of finance, Ultrapar seeks to optimize the management of its financial assets and liabilities, with the aim of reducing its long-term cost of capital, always preserving adequate levels of liquidity and safety. Ultrapar has a financial investment committee, which periodically monitors the financial risk assumed by the company.

Personel Management and Social Responsibility
Ultrapar believes that its people are the single most important factor in sustaining its business growth. The management of personnel - including attracting them into the company, retaining them, providing them with professional qualifications, training and satisfactory remuneration - is a major priority. The company's internship and trainee programs demonstrate this concern for the training of its professional staff. In 2005, 77 new trainees and interns were enrolled in 12 and 18-month programs, through which they pass through various areas of the company, each one carrying out important projects. Concrete examples of the training of staff and the development of talent through Ultrapar’s internship and trainee programs, are its two new officers, nominated in 2005, who both began their career with the company as graduate trainees. A total of approximately 56,000 hours were spent in training sessions as part of training and development programs in 2005.
In the social area, 2005 saw the development by Ultrapar of partnerships in structured projects for the community. The company's seeks to promote initiatives mainly in regions close to its units, where it is best able to identify the needs and potential of the local public. Through its subsidiaries, it has developed new relationships and strengthened existing relationships with non-governmental organizations and municipal authorities, such as the Ayrton Senna Institute, the Obra do Berço Association (cultural and educational program for children and adolescents), Ação Comunitária (promotes social programs in Brazil’s slums) and the Iochpe Foundation - Projeto Formare (training project), seeking to focus its efforts on the promotion of education, culture and professionalization as a way of social inclusion.

Added Value
In 2005 Ultrapar generated added value of R$ 1.2 billion, distributed according to the chart below:

Note: drawn up in agreement with the model of the Accounting, Actuarial and Financial Research Institute Foundation, part of the University of São Paulo – FIPECAFI

Relationship with Independent Auditors
Ultrapar’s policies and those of its subsidiaries in the contracting of services not related to external auditing from its independent auditors, aim to ensure that there is no conflict of interest, loss of independence or objectivity, being based on principles which preserve the auditor’s independence. These principles are based on the premise that the auditor should neither audit its own work, nor exercise any management role.
In accordance with the requirements of the bylaws and the applicable legislation, the Fiscal Council/Audit Committee must first recommend and / or indicate to the Board of Directors the contracting of the services from the independent auditors. In addition, Ultrapar has a procedure which involves its Legal Board in the prior evaluation of the objectives of the various services to be provided by the external auditors, in addition to an examination of the financial statements, in order to conclude, in light of the pertinent legislation, whether or not such services by nature represent a conflict of interest or affect the independence and objectivity of the independent auditors.

Services Contracted in the Period

In the year ending December 31, 2005, Ultrapar and its subsidiaries contracted other work not directly linked to the auditing of financial statements from these auditors, whose value amounted to R$ 76,072, representing 5.2% of the total fees for external audit services, as follows:

Year of contracting	Nature of service	Total fee amount (R$)	% in relation to external audit fees

2005	Tax consultancy and training	76,072	5,2

As declared by the external auditors to Ultrapar’s management, and based on our own evaluation, the work in question did not affect the independence or objectivity necessary for the satisfactory performance of the independent auditors.

ANALYSIS OF FINANCIAL PERFORMANCE IN 2005

The financial and operational information of Ultrapar is presented on a consolidated basis, according to the general accounting practices adopted in Brazil.

Financial highlights, by business line
Amounts expressed in R$ million

	2005				2004

Financial indicators [1]	Ultrapar	Ultragaz	Oxiteno	Ultracargo	Ultrapar	Ultragaz	Oxiteno	Ultracargo
Net revenue	4,694	2,902	1,610	234	4.784	2.968	1.663	197
Gross profit	910	372	459	79	1.114	448	594	72
Operating Profit[2]	358	78	258	17	564	153	383	23
Net earnings	299				414

EBITDA[3]	546	195	300	44	737	269	421	41

[1]	The financial and operational information of Ultragaz, Oxiteno and Ultracargo is presented without eliminating the transactions carried out between companies.

[2]	Operating profit before financial income (expenses) and equity income.

[3]	EBITDA is a measure it used to measure of the company's cash generation. For a better understanding of the EBITDA calculation, please see Note 16 in the consolidated financial statements.

Sales Volume – Oxiteno's operational performance in the domestic market is strongly correlated to the growth in the economy, given that its products have various applications in different segments of the market. However, despite the weak economic growth in the economy, Oxiteno’s sales volume in the domestic market increased by 7% compared to the previous year, the result of winning new clients and growth in market share with existing clients. Exports were down by 10% in 2005, basically due to the increased sales in the domestic market. Due to the performance of the economy, the LPG market in 2005 decreased by 1% in relation to 2004, with a drop of similar magnitude seen in the sales volume of Ultragaz. At Ultracargo, effective storage in the liquid and gas segments was 8% higher than in 2004, basically due to the start-up of operations at the Santos Terminal. Additionally, there was an increase of 5% in kilometrage travelled, when compared to the previous year, due to new contracts entered into during 2004.

Ultragaz Operational Data	2005	2004	Δ(%) 2005x2004

Total Volume (‘000 tons)	1,531	1,549	(1%)

Bottled	1,406	1,052	(1%)

Bulk	485	497	(2%)

Oxiteno Operational Data	2005	2004	Δ(%) 2005x2004

Total Volume (‘000 tons)	525	518	1%

Sales in Brazil	365	341	7%

Sales outside Brazil	160	177	(10%)

Ultracargo Operational Data	2005	2004	Δ(%) 2005x2004

Effective storage (‘000 m3)*	221	204	8%

Kilometrage travelled (million)	53	50	5%

* Monthly average

Net revenue – In 2005 Ultrapar’s net revenue amounted to R$ 4,694 million, 2% lower than that reported in 2004. Oxiteno reported net revenue of R$ 1,610 million, 3% lower than the previous year, basically as a result of the 17% appreciation in the Brazilian Real, compared to 2004, partially compensated for by an improvement in sales mix, with sales growth in the domestic market. Ultragaz reported net revenue of R$ 2,902 million, down 2% on the previous year, largely due to the 1% drop in the Brazilian LPG market - which resulted in a reduction of equal magnitude in the volume sold by Ultragaz, and also due to greater market competition, with a consequent drop in prices. The increase in Ultracargo's operations pushed up net revenues to R$ 234 million, an increase of 19% on that reported in 2004.

Cost of products and services – Ultrapar's cost of products and services in 2005 increased by 3%, or R$ 114 million, in relation to 2004. Oxiteno's cost of products sold increased by 8% in 2005, due to: (i) a sharp increase in the cost of its main raw material, ethylene, as a result of the rise in oil prices and (ii) the increase of 1% in total sales volume. Ultragaz's cost of products and services, despite the reduction in its sales volume, remained unchanged in relation to the previous year, due to the increase in freight and fuel costs. Costs at Ultracargo increased by 24% in 2005, principally due to the higher volume of business activity.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) – Ultrapar's consolidated EBITDA amounted to R$ 546 million, down 26% compared to the previous year, and up 10% in relation to 2003. Oxiteno reported EBITDA of R$ 300 million, 29% lower than in 2004, reflecting the effect of the appreciation in the Brazilian Real on the company's revenues and the sharp increase in raw material costs. Ultragaz ended the year with EBITDA of R$ 195 million, down 27% in relation to the figure of R$ 269 million reported in 2004, principally due to the drop of R$ 66 million in net revenues in 2005. EBITDA at Ultracargo amounted to R$ 44 million, an increase of 9% on the previous year, basically due to the expansion of its operations.

Net Earnings – Consolidated net earnings in 2005 amounted to R$ 299 million, down 28% compared to the previous year, basically as a function of reduced EBITDA. When compared to 2003, net earnings were up by 22%.

Financial liabilities and debt – Ultrapar ended 2005 with a gross debt of R$ 1,432 million, representing an increase of R$ 881 million on the previous year, and a net cash position of R$ 191 million. The increase in debt reflects two important funding operations carried out during 2005 – R$ 300 million in debentures and US$ 250 million in notes in the external markets. As a result, the structure of the company's debt ended up consisting of 41% in local currency and 59% in foreign currency, extending the average duration from 1.4 year in 2004, to 4.9 years in 2005. As of December 31, 2005, the weighted average cost of debt in local currency was the equivalent of 86% the CDI rate, while that of the foreign currency denominated debt was 6.8% above exchange rate variation.

OUTLOOK
The successive base rate reductions begun at the end of 2005 have signalled prospects for a pickup in the domestic economy, which could benefit the operational performance of the group's companies in the domestic market. Ultragaz began the year with an ambitious program of cost and expense reductions and a project to review the structure of its distribution logistics, focusing on improving its profitability and maximizing free cash generation. For the chemical business, we began 2006 with a major investment plan, focusing on organic growth. We will make significant progress in the construction of the new fatty alcohols plant – the first in Latin America, comparable to the largest ones in the world and using renewable raw materials – adding 100,000 tons to production capacity and increasing our competitiveness in the markets for cosmetics and detergents. We are also increasing our production capacity for specialty chemicals and ethylene oxide, which will enter into operation at the beginning of 2007 and 2008, respectively. At Ultracargo, the start-up of operations at the Santos Terminal and the expansion project for the existing terminals should strengthen the company’s outstanding position in the provision of integrated logistics services for special products, principally at the major export ports. We believe that these initiatives will be instrumental in allowing us to continue firmly on our growth path. Finally, we would like to thank all those who have helped to build another year of solid achievements, replete with challenges and important conquests for the company.

ITEM 4

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries

Financial Statements for the Years Ended December 31, 2005 and 2004 and Independent Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Management of
Ultrapar Participações S.A.
São Paulo - SP

1.	We have audited the accompanying individual (Company) and consolidated balance sheets of Ultrapar Participações S.A. and subsidiaries as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders’ equity (Company), and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.	Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Companies; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by Companies’ management, as well as the presentation of the financial statements taken as a whole.

3.	In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Ultrapar Participações S.A. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations, the changes in stockholders’ equity (Company), and the changes in their financial positions for the years then ended in conformity with accounting practices adopted in Brazil.

4.	Our audits were conducted for the purpose of forming an opinion on the financial statements referred to in paragraph 1 taken as a whole. The individual and consolidated statements of cash flow are presented for purposes of additional analysis and are not a required part of the basic financial statements, prepared in conformity with accounting practices adopted in Brazil. Such information, prepared under the responsibility of the Companies’ management, has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

5.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, January 31, 2006

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004 (In thousands of Brazilian reais - R$)

	Company		Consolidated			Company		Consolidated

ASSETS	2005	2004	2005	2004	LIABILITIES AND STOCKHOLDERS' EQUITY	2005	2004	2005	2004

CURRENT ASSETS					CURRENT LIABILITIES
Cash and banks	90	321	32,714	41,280	Loans and financing	-	-	135,855	293,039
Temporary cash investments	359,626	1,932	1,218,210	517,099	Debentures	17,853	-	17,853	-
Trade accounts receivable	-	-	343,328	369,302	Suppliers	280	163	90,938	102,052
Inventories	-	-	191,749	210,350	Salaries and related charges	41	456	66,066	94,137
Recoverable taxes	8,984	921	62,931	72,999	Taxes payable	7	6	11,332	11,833
Deferred income and social contribution taxes	87	126	21,969	26,935	Dividends payable	100,108	71,851	103,854	74,700
Dividends receivable	73,302	88,242	-	-	Income and social contribution taxes	-	-	638	2,978
Other	422	21	8,608	12,788	Deferred income and social contribution taxes	-	-	249	329
Prepaid expenses	536	-	8,793	5,538	Other	4	-	13,395	17,931

	443,047	91,563	1,888,302	1,256,291		118,293	72,476	440,180	596,999

LONG-TERM ASSETS					LONG-TERM LIABILITIES
Long-term investments	-	-	372,692	38,754	Loans and financing	-	-	978,608	258,091
Related companies	14,409	57,094	3,706	3,136	Debentures	300,000	-	300,000	-
Deferred income and social contribution taxes	2,849	2,561	60,991	36,339	Related companies	404,230	420,710	5,049	8,790
Recoverable taxes	11,734	10,494	46,777	36,552	Deferred income and social contribution taxes	-	-	24,120	31,796
Escrow deposits	-	-	22,532	14,103	Other taxes	8,689	7,843	60,770	52,069
Trade accounts receivable	-	-	19,244	11,945	Other	-	-	2,747	2,297

Other	757	-	13,715	2,570		712,919	428,553	1,371,294	353,043

	29,749	70,149	539,657	143,399

					MINORITY INTEREST	-	-	29,634	28,220

PERMANENT ASSETS
Investments:					STOCKHOLDERS' EQUITY
Subsidiary and affiliated companie	2,153,873	1,944,742	4,182	5,944	Capital	946,034	663,952	946,034	663,952
Other	186	186	28,117	25,895	Capital reserve	2,046	1,855	329	142
Property, plant and equipment	-	-	1,072,729	1,047,434	Revaluation reserve	14,955	16,371	14,955	16,371
Deferred charges	-	-	98,286	99,801	Profit reserves	837,502	929,068	837,502	929,068

	2,154,059	1,944,928	1,203,314	1,179,074	Treasury shares	(4,894)	(5,635)	(8,655)	(9,031)

						1,795,643	1,605,611	1,790,165	1,600,502

					Total minority interest and stockholders' equity	-	-	1,819,799	1,628,722

TOTAL	2,626,855	2,106,640	3,631,273	2,578,764	TOTAL	2,626,855	2,106,640	3,631,273	2,578,764

The accompanying notes are an integral part of these financial statements

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 (In thousands of Brazilian reais - R$, except for earnings per share)

	Company		Consolidated

	2005	2004	2005	2004

GROSS SALES AND SERVICES	-	-	5,158,031	5,250,629
Taxes on sales and services	-	-	(416,136)	(419,151)
Rebates, discounts and returns	-	-	(48,047)	(47,229)

NET SALES AND SERVICES	-	-	4,693,848	4,784,249
Cost of sales and services	-	-	(3,783,420)	(3,669,907)

GROSS PROFIT	-	-	910,428	1,114,342

EQUITY IN SUBSIDIARY AND AFFILIATED COMPANIES	298,510	418,052	1,557	25

OPERATING (EXPENSES) INCOME
Selling	-	-	(187,609)	(193,739)
General and administrative	(18)	(315)	(232,051)	(232,065)
Management compensation	(1,128)	(601)	(5,763)	(5,442)
Depreciation and amortization	-	-	(126,344)	(124,737)
Other operating income, net	1,158	815	(331)	5,587

INCOME FROM OPERATIONS BEFORE FINANCIAL ITEMS	298,522	417,951	359,887	563,971
Financial income (expenses), net	3,570	2,027	(1,736)	(18,670)
CPMF/IOF/other financial expenses	(1,233)	(261)	(25,608)	(26,312)

INCOME FROM OPERATIONS	300,859	419,717	332,543	518,989
Nonoperating expenses, net	-	(17)	(1,766)	(16,019)

INCOME BEFORE TAXES ON INCOME	300,859	419,700	330,777	502,970

INCOME AND SOCIAL CONTRIBUTION TAXES
Current	(1,930)	(5,332)	(113,083)	(174,996)
Deferred	249	111	20,547	(1,516)
Benefit of tax holidays	-	-	63,787	93,477

	(1,681)	(5,221)	(28,749)	(83,035)

INCOME BEFORE MINORITY INTEREST	299,178	414,479	302,028	419,935
Minority interest	-	-	(2,850)	(5,456)

NET INCOME	299,178	414,479	299,178	414,479

EARNINGS PER SHARE (BASED ON ANNUAL
WEIGHTED AVERAGE) - R$, AFTER
REVERSE STOCK SPLIT - SEE NOTE 14	3.73	5.95

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (COMPANY) FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 (In thousands of Brazilian reais - R$, except for dividends amounts)

			Revaluation reserve of subsidiary and affiliated companies	Profit reserves

	Capital	Capital reserve		Legal	Retention of profits	Realizable profits	Retained earnings	Treasury shares	Total

BALANCES AT DECEMBER 31, 2003	663,952	1,152	17,787	40,865	551,008	85,622	-	(97)	1,360,289
Acquisition of treasury shares	-	-	-	-	-	-	-	(6,758)	(6,758)
Sale of treasury shares	-	703	-	-	-	-	-	1,220	1,923
Realization of revaluation reserve	-	-	(1,416)	-	-	-	1,416	-	-
Income and social contribution taxes on realization of revaluation reserves of subsidiaries	-	-	-	-	-	-	(166)	-	(166)
Realization of profit reserve	-	-		-	-	(85,622)	85,622	-	-
Net income	-	-	-	-	-	-	414,479	-	414,479
Appropriation of net income:
Legal reserve	-	-	-	20,724	-	-	(20,724)	-	-
Interim dividends (R$1.330000 per thousand common and preferred shares)	-	-	-	-	-	-	(92,383)	-	(92,383)
Proposed dividends payable (R$1.032683 per thousand common and preferred shares)	-	-	-	-	-	-	(71,773)	-	(71,773)
Realizable profits reserve	-	-	-	-	-	118,343	(118,343)	-	-
Reserve for retention of profits	-	-	-	-	198,128	-	(198,128)	-	-

BALANCES AT DECEMBER 31, 2004	663,952	1,855	16,371	61,589	749,136	118,343	-	(5,635)	1,605,611

Capital increase:
Secondary public offering	47,218	-		-	-	-	-	-	47,218
Reserves	234,864	-		-	(234,864)	-	-	-	-
Sale of treasury shares	-	191		-	-	-	-	741	932
Realization of revaluation reserve	-	-	(1,416)	-	-	-	1,416	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	-	-		-	-	-	(211)	-	(211)
Realization of profit reserve	-	-		-	-	(89,199)	89,199	-	-
Net income	-	-		-	-		299,178	-	299,178
Appropriation of net income:									-
Legal reserve	-	-		14,959	-	-	(14,959)	-	-
Interim dividends (R$0.703817 per common and preferred share -
- after reverse stock split - see Note 14)	-	-		-	-	-	(57,085)	-	(57,085)
Proposed dividends payable (R$1.232498 per common and preferred share)	-	-		-	-	-	(100,000)	-	(100,000)
Realizable profits reserve	-	-		-	-	74,224	(74,224)	-	-
Reserve for retention of profits	-	-		-	143,314	-	(143,314)	-	-

BALANCES AT DECEMBER 31, 2005	946,034	2,046	14,955	76,548	657,586	103,368	-	(4,894)	1,795,643

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 (In thousands of Brazilian reais - R$)

	Company		Consolidated

	2005	2004	2005	2004

SOURCES OF FUNDS
From operations:
Net income	299,178	414,479	299,178	414,479
Items not affecting working capital:
Equity in subsidiary and affiliated companies	(298,510)	(418,052)	(1,557)	(25)
Depreciation and amortization	-	-	187,691	172,691
Credits of PIS and COFINS (taxes on revenue) on depreciation	-	-	1,437	2,936
Long-term interest and monetary variations	846	657	(44,037)	22,617
Deferred income and social contribution taxes	(288)	15	(32,328)	28,122
Minority interest	-	-	2,850	5,456
Net book value of permanent assets written off	-	174	16,595	24,063
Other long-term taxes	-	58	5,254	7,992
Reversal of provision for probable losses on permanent assets	-	(3)	(20)	(1,268)
Other	-	-	741	407

	1,226	(2,672)	435,804	677,470

From stockholders:
Capital increase due to secondary public offering	47,218	-	47,218	-
Disposal of treasury shares	932	1,923	-	-

	48,150	1,923	47,218

From third parties:
Increase in long-term liabilities	-	-	-	32
Decrease in long-term assets	40,688	-	-	-
Proposed dividends and interest on capital (gross)	89,168	163,626	-	-
Long-term loans and financing	300,000	-	1,164,876	293,037

	429,856	163,626	1,164,876	293,069

Total sources	479,232	162,877	1,647,898	970,539

USES OF FUNDS
Permanent assets:
Property, plant and equipment	-	-	179,449	227,163
Deferred charges	-	-	51,270	48,305

	-	-	230,719	275,468

Dividends and interest on capital	157,085	164,156	158,677	165,243

Transfer from long-term to current liabilities	-	-	134,199	354,562
Decrease in long-term liabilities	16,480	968	3,817
Increase in long-term assets	-	15,977	331,425	86,392
Acquisition of treasury shares	-	6,758		6,758
Acquisition of shares from minority stockholders	-	-	20	8,520
Taxes on realization of revaluation reserve	-	-	211	166

	16,480	23,703	469,672	456,398

Total uses	173,565	187,859	859,068	897,109

INCREASE (DECREASE) IN WORKING CAPITAL	305,667	(24,982)	788,830	73,430

REPRESENTED BY
Current assets:
At end of year	443,047	91,563	1,888,302	1,256,291
At beginning of year	91,563	83,654	1,256,291	1,162,967

	351,484	7,909	632,011	93,324

Current liabilities:
At end of year	118,293	72,476	440,180	596,999
At beginning of year	72,476	39,585	596,999	577,105

	45,817	32,891	(156,819)	19,894

INCREASE (DECREASE) IN WORKING CAPITAL	305,667	(24,982)	788,830	73,430

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

SUPPLEMENTARY STATEMENT OF CASH FLOW - INDIRECT METHOD
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$)
(Prepared in accordance with Accounting Standards and Procedures (NPC) No. 20 issued by IBRACON - Brazilian Institute of Independent Auditors)

	Company		Consolidated

	2005	2004	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	299,178	414,479	299,178	414,479
Adjustments to reconcile net income to cash provided by operating activities:
Equity in losses of affiliated companies	(298,510)	(418,052)	(1,557)	(25)
Depreciation and amortization	-	-	187,691	172,692
PIS and COFINS credit on depreciation	-	-	1,437	2,936
Foreign exchange and indexation gains (losses)	47,208	(1)	15,538	20,607
Deferred income and social contribution taxes	(249)	(111)	(27,442)	1,516
Minority interest	-	-	2,850	5,456
Loss on disposals of permanent assets	-	20	4,591	17,228
Reversal of provision for probable losses on permanent assets	-	(3)	(20)	(1,268)
Other	-		530	36
Dividends receivable from subsidiaries	104,108	118,478	-	-
(Increase) decrease in current assets:
Trade accounts receivable	-	-	25,974	(46,979)
Inventories	-	-	18,601	(72,642)
Recoverable taxes	(8,063)	12,380	10,068	42,513
Other	(401)	3,607	4,180	17,711
Prepaid expenses	(536)	-	(3,255)	(2,703)
Increase (decrease) in current liabilities:
Suppliers	117	112	(11,114)	11,771
Salaries and related charges	(415)	44	(28,071)	19,396
Taxes	1	(28)	(501)	(937)
Income and social contribution taxes	-	(60)	(2,340)	(3,603)
Other	4	-	(4,536)	(7,188)
(Increase) decrease in long-term assets:
Recoverable taxes	(1,240)	(10,494)	(10,225)	(36,552)
Escrow deposits	-	-	(8,429)	(4,199)
Trade accounts receivable	-	-	(7,299)	(3,049)
Other	(757)	-	(11,145)	(551)
Increase (decrease) in long-term liabilities:
Taxes	846	670	8,701	11,170
Other	-	-	450	892

NET CASH PROVIDED BY OPERATING ACTIVITIES	141,291	121,042	463,855	558,707

CASH FLOWS FROM INVESTING ACTIVITIES
Long-term investments, net of redeem	-	-	(294,597)	(41,730)
Additions to property, plant and equipment	-	-	(179,449)	(227,163)
Additions to deferred charges	-	-	(51,270)	(48,305)
Proceeds from sales of property, plant and equipment	-	155	12,004	6,835
Acquisition of minority interests	-	-	(20)	(8,520)
Acquisition of treasury shares	-	(6,758)	-	(6,758)
Sale of treasury shares	932	1,923	-	-

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	932	(4,680)	(513,332)	(325,641)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans, financing and debeutures:
Issuances	300,000	-	1,484,531	669,728
Repayments	(29,355)	-	(655,500)	(765,146)
Dividends paid	(128,828)	(131,334)	(129,523)	(132,279)
Related companies	26,205	(6,406)	(4,704)	(1,080)
Capital increase due to secondary public offering	47,218	-	47,218	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	215,240	(137,740)	742,022	(228,777)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	357,463	(21,378)	692,545	4,289

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	2,253	23,631	558,379	554,090
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	359,716	2,253	1,250,924	558,379

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest, net of amounts capitalized	29,355	-	57,261	25,319
Income and social contribution taxes paid in the year	-	-	26,429	49,579

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 (In thousands of Brazilian reais - R$, unless otherwise stated)

1. OPERATIONS

Ultrapar Participações S.A. (the “Company”) invests in commercial and industrial activities, including subscription or purchase of shares of other companies with similar activities.

Through its subsidiaries, the Company is engaged in the distribution of liquefied petroleum gas (LPG) (Ultragaz), production and sale of chemicals (Oxiteno), and logistic services for chemicals and fuels (Ultracargo).

2. PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices adopted to record transactions and prepare the financial statements are those established by accounting practices adopted in Brazil and the Brazilian Securities Commission (CVM).

a)	Results of operations

Determined on the accrual basis of accounting. Revenues from sales and respective costs are recognized when the products are delivered to the customers or services are performed, and the transfer of risks, rights and obligations associated with the ownership of products takes place.

b)	Current and long-term assets

Temporary cash and long-term investments are stated at cost, plus accrued income (on a “pro rata temporis” basis), which approximate to the market value. Temporary cash investments include the results from hedges, as described in Notes 4 and 19, that management intends to hold to maturity.

The allowance for doubtful accounts is based on estimated losses and is considered by management to be sufficient to cover potential losses on accounts receivable.

Inventories are stated at the lower of average cost of acquisition or production, market or net realizable value.

Other assets are stated at the lower of cost or probable realizable values, including, when applicable, accrued income and monetary variations or net of allowances for potential losses.

Ultrapar Participações S.A. and Subsidiaries

c)	Permanent assets

• Investments

Significant investments in subsidiary and affiliated companies are recorded under the equity method, as shown in Note 10.

Other investments are stated at acquisition cost, less an allowance for losses, should the loss not be considered temporary.

• Property, plant and equipment

Stated at cost of acquisition, process or construction, and include revaluation write-ups based on appraisal reports issued by independent appraisers, in accordance with item 68, letter b), of CVM Resolution No. 183/95.

Depreciation is calculated on a straight-line basis at the annual rates described in Note 11, based on the economic useful lives of the assets.

• Deferred charges

Deferred charges comprise costs incurred in the installation of equipment at customers’ facilities, projects to modernize systems, and goodwill on acquisition of subsidiaries, as mentioned in Note 12.

d)	Current and long-term liabilities

Stated at known or estimated amounts including, when applicable, accrued charges, monetary and exchange variations incurred during the year.

e)	Income and social contribution taxes

The income and social contribution taxes, current and deferred (according to CVM Resolution No. 273/98) are measured on the basis of effective rates and include the benefit of tax holidays.

f)	Basis for translation of the financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are translated into Brazilian reais at the current exchange rate in effect at the balance sheet date. The criteria for preparation of the financial statements have been adapted to conform to Brazilian accounting practices.

g)	Reclassification

The balance of income tax benefits as of December 31, 2004 has been reclassified from equity in subsidiary and affiliated companies to the heading income and social contribution taxes in the statements of income for a better year-on-year comparison, in accordance with CVM/SNC/SEP Circular No. 01, of February 25, 2005 as stated in Note 9.b).

Ultrapar Participações S.A. and Subsidiaries

h)	Cash flow statements

The Company is presenting the statements of cash flow as supplementary information, prepared in accordance with Accounting Standards and Procedures No. 20 (NPC) issued by IBRACON - Brazilian Institute of Independent Auditors.

3. CONSOLIDATION PRINCIPLES

The consolidated financial statements have been prepared in accordance with the basic consolidation principles established by accounting practices adopted in Brazil and by the Brazilian Securities Commission (CVM), and include the following direct and indirect subsidiaries:

	Ownership interest - %

	2005		2004

	Direct	Indirect	Direct	Indirect

Ultragaz Participações Ltda.	100	-	100	-
Companhia Ultragaz S.A.	-	99	-	94
SPGás Distribuidora de Gás Ltda.	-	99	-	94
Bahiana Distribuidora de Gás Ltda.	-	100	-	100
Utingás Armazenadora S.A.	-	56	-	56
LPG International Inc.	-	100	-	100
Ultracargo - Operações Logísticas e
Participações Ltda.	100	-	100	-
Melamina Ultra S.A. Indústria Química	-	99	-	99
Transultra - Armazenamento e Transporte
Especializado Ltda.	-	100	-	100
Terminal Químico de Aratu S.A. - Tequimar	-	99	-	99
Oxiteno S.A. - Indústria e Comércio	100	-	100	-
Oxiteno Nordeste S.A. - Indústria e Comércio	-	99	-	99
Oleoquímica Indústria e Comércio de Produtos
Químicos Ltda.	-	100	-	100
Barrington S.L.	-	100	-	100
Canamex Químicos S.A. de C.V.	-	100	-	100
Oxiteno International Co.	-	100	-	100
Oxiteno Overseas Co.	-	100	-	100
Imaven Imóveis e Agropecuária Ltda.	100	-	100	-

Upon consolidation, intercompany investments, accounts, transactions and profits were eliminated. Minority interest in subsidiaries is presented separately in the financial statements.

On December 29, 2004, the Company acquired, through its subsidiary Ultragaz Participações Ltda., 14,336,014 common shares in Companhia Ultragaz S.A., corresponding to 7.31% of total capital. This acquisition amounted to R$10,000, with goodwill of R$1,813, based on the acquired company’s expected future profitability, to be amortized over five years beginning January 2005.

Ultrapar Participações S.A. and Subsidiaries

On April 29, 2005, Ultragaz Participações Ltda. conducted a capital increase in its subsidiary Companhia Ultragaz S.A., increasing its ownership interest from 93.94% to 98.53% ..

4. TEMPORARY CASH AND LONG-TERM INVESTMENTS

These investments, contracted with leading banks, are substantially composed of securities, notes issued by the Austrian Government, and fixed-income funds, all linked to the interbank deposit rate (CDI) and currency hedges, and are stated at cost plus accrued income on a “pro rata temporis” basis. As of December 31, 2005, funds in the amount of R$585,910, raised through notes issued by the subsidiary LPG International Inc., were invested in U.S. dollar in certificates of deposit issued by leading foreign banks.

	Company		Consolidated

	2005	2004	2005	2004

Austrian notes, indexed in Brazilian reais	-	-	344,603	-
Fixed-income securities and funds	359,626	1,932	571,817	536,326
Foreign investments (a)	-	-	722,565	108,093
Net expenses on hedge operations (b)	-	-	(48,083)	(88,566)

Total	359,626	1,932	1,590,902	555,853

Current portion	359,626	1,932	1,218,210	517,099
Long-term portion	-	-	372.692	38,754

(a)	Investments made by the indirect subsidiaries Oxiteno Overseas Co., Oxiteno International Co. and Canamex Químicos S.A. de C.V. in fixed-income securities, Brazilian corporate securities, and low risk investment grade securities.

(b)	Accumulated gain or loss on hedge positions (see Note 19).

5. TRADE ACCOUNTS RECEIVABLE (CONSOLIDATED)

	2005	2004

Domestic customers	367,499	373,761
Foreign customers	60,943	91,467
(-) Advances on foreign exchange contracts	(38,971)	(55,455)
(-) Allowance for doubtful accounts	(26,899)	(28,526)

	362,572	381,247

Current portion	343,328	369,302
Long-term portion	19,244	11,945

Ultrapar Participações S.A. and Subsidiaries

6. INVENTORIES (CONSOLIDATED)

	2005			2004

	Cost	Provision for losses	Net	Cost	Provision for losses	Net

Finished products	103,316	(1,750)	101,566	118,186	(2,677)	115,509
Work in process	1,109	-	1,109	402	-	402
Raw materials	43,294	(89)	43,205	49,483	(126)	49,357
Liquefied petroleum gas
(LPG)	23,113	-	23,113	22,983	-	22,983
Supplies and cylinders for
resale	18,213	(924)	17,289	17,838	48	17,790
Advances to suppliers -
mainly LPG	5,467	-	5,467	4,309	-	4,309

	194,512	(2,763)	191,749	213,201	(2,851)	210,350

7. RECOVERABLE TAXES

Represented substantially by credit balances of ICMS (state VAT), IPI (federal VAT), PIS and COFINS (taxes on revenue), and prepaid income and social contribution taxes, all of which can be offset against future taxes payable.

	Company		Consolidated

	2005	2004	2005	2004

Income and social contribution taxes	20,655	11,334	68,022	57,173
ICMS	-	-	70,908	74,305
Provision for losses - ICMS (*)	-	-	(35,959)	(33,722)
PIS and COFINS	22	40	3,018	7,324
IPI	-	-	146	150
VAT of subsidiary Canamex Químicos S.A. de C.V.	-	-	3,505	3,691
Other	41	41	68	630

Total	20,718	11,415	109,708	109,551

Current portion	8,984	921	62,931	72,999
Long-term portion	11,734	10,494	46,777	36,552

(*)	The provision refers to credit balances that the subsidiaries estimate they will not be able to offset in the future.

Ultrapar Participações S.A. and Subsidiaries

8. RELATED COMPANIES

	Company		Consolidated

	Loans		Loans		Trade accounts		Transactions		Financial
									income
	Assets	Liabilities	Assets	Liabilities	Receivable	Payable	Sales	Purchases	(expenses)

Ultracargo - Operações Logísticas e Participações Ltda.	-	348,105	-	-	-	-	-	-	-
Transultra - Armazenamento e Transporte Especializado Ltda.	164	-	-	-	-	-	-	-	-
Oxiteno S.A. - Indústria e Comércio	1,355	-	-	-	-	-	-	-	-
Oxiteno Nordeste S.A. - Indústria e Comércio	-	33,000	-	-	-	-	-	-	-
Ultragaz Participações Ltda.	9,951	-	-	-	-	-	-	-	-
Companhia Ultragaz S.A.	2,939	-	-	-	-	-	-	-	-
Imaven Imóveis e Agropecuária Ltda.	-	22,658	-	-	-	-	-	-	-
Melamina Ultra S.A. Indústria Química	-	467	-	-	-	-	-	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	-	3,921	-	-	-	-	(30)
Serma Associação dos Usuários de Equipamentos de Processamentos
de Dados e Serviços Correlatos	-	-	3,687	-	-	-	-	-	-
Petroquímica União S.A.	-	-	-	-	-	5,110	-	128,869	-
Oxicap Indústria de Gases Ltda.	-	-	-	-	-	718	-	8,260	-
Liquigás Distribuidora S.A.	-	-	-	-	132	-	2,868	-	-
Petróleo Brasileiro S.A. - Petrobras	-	-	-	-	2,100	-	22	2,015,541	-
Copagaz Distribuidora de Gás Ltda.	-	-	-	-	48	-	680	-	-
Braskem S.A.	-	-	-	-	-	20,936	78,496	624,950	-
SHV Gás Brasil Ltda.	-	-	-	-	20	-	197	-	-
Plenogás - Distribuidora de Gás S.A.	-	-	-	871	-	-	-	-	-
Other	-	-	19	257	35	-	428	-	-

Total as of December 31, 2005	14,409	404,230	3,706	5,049	2,335	26,764	82,691	2,777,620	(30)

Total as of December 31, 2004	51,545	420,710	3,136	8,790	1,518	41,811	98,301	2,805,938	(524)

The loan balance with Química da Bahia Indústria e Comércio S.A. is adjusted based on the Brazilian long-term interest rate (TJLP). Other loans are not subject to financial charges. Purchase and sale transactions refer substantially to purchases of raw materials, other materials and transportation and storage services, carried out at market prices and conditions.

The loan agreement with Ultracargo - Operações Logísticas e Participações Ltda. results substantially from the sale of shares issued by Oxiteno S.A. - Indústria e Comércio to the Company, so as to avoid cross shareholding resulting from a corporate restructuring conducted in 2002.

Ultrapar Participações S.A. and Subsidiaries

9. INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and other procedures. The tax credits are based on continuing profitability from operations. Management expects to realize these tax credits over a maximum period of three years. Deferred income and social contribution taxes are presented in the following principal categories:

	Company		Consolidated

	2005	2004	2005	2004
Assets:
Deferred income and social contribution taxes on:
Provision for loss of assets	-	-	22,783	21,629
Provision for contingencies	2,849	2,561	17,131	15,409
Other provisions	87	126	18,765	14,133
Income and social contribution tax loss
carryforwards	-	-	24,281	12,103

Total	2,936	2,687	82,960	63,274

Current portion	87	126	21,969	26,935
Long-term portion	2,849	2,561	60,991	36,339

Liabilities:
Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	1,245	1,645
Income earned abroad	-	-	23,124	30,480

Total	-	-	24,369	32,125

Current portion	-	-	249	329
Long-term portion	-	-	24,120	31,796

Ultrapar Participações S.A. and Subsidiaries

b)	Conciliation of income and social contribution taxes in the statements of income

Income and social contribution taxes are reconciled to official tax rates as follows:

	Company		Consolidated

	2005	2004	2005	2004

Income before taxes, equity in subsidiary and affiliated companies and minority interest	2,349	1,648	329,220	502,945
Official tax rates - %	34	34	34	34

Income and social contribution taxes at official rates	(799)	(560)	(111,935)	(171,001)

Adjustments to the effective tax rate:
Operating provisions and nondeductible expenses/nontaxable income	25	196	17,878	(5,239)
Adjustments to estimated income	-	(1,457)	1,115	(290)
Interest on capital received	(918)	(3,400)	-	-
Workers’ meal program (PAT)	-	-	466	616
Other	11	-	(60)	(598)

Income and social contribution taxes before benefit of tax holidays	(1,681)	(5,221)	(92,536)	(176,512)
Benefit of tax holidays - ADENE	-	-	63,787	93,477
Income and social contribution taxes in the statements of income	(1,681)	(5,221)	(28,749)	(83,035)
Current	(1,930)	(5,332)	(113,083)	(174,996)
Deferred	249	111	20,547	(1,516)
Benefit of tax holidays - ADENE	-	-	63,787	93,477

The benefit of tax holidays of subsidiaries in the amount of R$63,787 in 2005 (R$93,477 in 2004), derived from operations in regions entitled to incentive, are classified as income and social contribution taxes in the statements of income.

Ultrapar Participações S.A. and Subsidiaries
c)	Tax exemption

The following indirect subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

		Exemption	Expiration
Subsidiary	Plants	- %	date

Oxiteno Nordeste S.A. - Indústria e Comércio	Camaçari plant	100	2006
Bahiana Distribuidora de Gás Ltda.	Mataripe unit	75	2013
	Suape unit	100	2007
	Ilhéus unit	25	2008
	Aracaju unit	25	2008
	Caucaia unit	75	2012

Terminal Químico de Aratu S.A. - Tequimar	Aratu Terminal	75	2012
	Suape Terminal
	(storage of acetic
	acid and butadiene
	byproducts) (*)	100	2005

(*)	In December 2005, this base’s exemption expired and a request was filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2015, still pending approval by ADENE. Should the request not be approved, this base’s income tax reduction will be 25% until 2008 and 12.5% from 2009 until 2013.

15

Ultrapar Participações S.A. and Subsidiaries

10. INVESTMENTS

a)	Subsidiaries of the Company

	2005

	Ultragaz Participações Ltda.(i)	Ultracargo - Operações Logísticas e Participações Ltda.(i)	Imaven Imóveis e Agropecuária Ltda.(i)	Oxiteno S.A. - Indústria e Comércio (i)

Number of shares or quotas held	4,336,062	2,461,346	27,733,974	35,102,127
Net equity adjusted for unrealized profit between subsidiaries - R$	280,733	597,239	46,072	1,229,829
Net income for the year - R$	13,407	9,054	4,791	271,258

				2005				2004

	Ultragaz Participações Ltda.(i)	Ultracargo - Operações Logísticas e Participações Ltda.(i)	Imaven Imóveis e Agropecuária Ltda.(i)	Oxiteno S.A - Indústria e Comércio(i)	Subtotal	Other	Total	Total

Changes in investments:
Balance at beginning of year	272,249	602,864	46,556	1,023,073	1,944,742	186	1,944,928	1,690,839
Reversal of provision (provision) for losses	-	-	-	-	-	-	-	3
Write-off	-	-	-	-	-	-	-	(174)
Income taxes on revaluation reserves in subsidiaries	(211)	-	-	-	(211)	-	(211)	(166)
Dividends and interest on capital	(4,712)	(14,679)	(5,275)	(64,502)	(89,168)	-	(89,168)	(163,626)
Equity pick-up	13,407	9,054	4,791	271,258	298,510	-	298,510	418,052

Balance at end of year	280,733	597,239	46,072	1,229,829	2,153,873	186	2,154,059	1,944,928

								16

Ultrapar Participações S.A. and Subsidiaries

b)	Affiliated companies (consolidated)

	2005

	Química da Bahia Indústria e Comércio S.A.(ii)	Oxicap Indústria de Gases Ltda.(ii)

Number of shares or quotas held	1,493,120	156
Net equity - R$	5,528	5,669
Net income for the year - R$	(367)	389
Ownership interest - %	50	25

	2005			2004

	Química da Bahia Indústria e Comércio S.A.(ii)	Oxicap Indústria de Gases Ltda. (ii)	Total	Total

Changes in investments:
Balance at beginning of year	4,610	1,334	5,944	5,721
Capital increase	-	-	-	206
Equity pick-up	1,473	84	1,557	188
Write-off	-	-	-	(171)
Stock redemption received	(3,319)	-	(3,319)	-

Balance at end of year	2,764	1,418	4,182	5,944

(i)	Financial statements audited or reviewed by our independent auditors.

(ii)	Financial statements audited by other independent auditors.

In the consolidated financial statements, the investment of subsidiary Oxiteno S.A. -Indústria e Comércio in the affiliated company Oxicap Indústria de Gases Ltda. is carried under the equity method based on the affiliate’s financial statements as of November 30, 2005 and the investment of subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio in the affiliated company Química da Bahia Indústria e Comércio S.A. is carried under equity method based on the affiliate’s financial statements as of December 31, 2005.

Ultrapar Participações S.A. and Subsidiaries

11. PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

		2005				2004

	Annual depreciation rates - %	Revalued cost	Accumulated depreciation	Allowance for realization	Net book value	Net book value

Land	-	48,147	-	-	48,147	46,290
Buildings	4 to 5	431,574	(151,883)	-	279,691	243,635
Machinery and
equipment	5 to 10	1,140,665	(562,545)	(412)	577,708	528,938
Vehicles	20 to 30	167,760	(119,633)	-	48,127	45,419
Furniture and fixtures	10	22,101	(8,440)	-	13,661	11,603
Construction in
progress	-	29,254	-	-	29,254	94,971
Imports in transit	-	763	-	-	763	1,933
Other	2.5 to 30	147,834	(71,825)	(631)	75,378	74,645

		1,988,098	(914,326)	(1,043)	1,072,729	1,047,434

Construction in progress refers substantially to improvements of subsidiaries’ plants.

Buildings include R$61,514 (R$23,138 in 2004) of improvement in third-party properties that are being amortized on a straight-line basis at 4% per year.

Other refers to computer equipment in the amount of R$14,963 (R$17,242 in 2004), software in the amount of R$24,368 (R$27,740 in 2004), and commercial property rights, mainly those described below:

  On July 11, 2002, the subsidiary Terminal Químico de Aratu S.A. - Tequimar won a bid for use of the site where the Aratu Terminal is located for another 20 years, renewable for the same period. The price paid by Tequimar amounted to R$12,000 and is being amortized from August 2002 to July 2042.

  Further, the subsidiary Terminal Químico de Aratu S.A. - Tequimar has a lease agreement for an area adjacent to the Port of Santos for 20 years, effective December 2002 and renewable for another 20 years, for building and operating a terminal for receiving, tankage, handling and distribution of bulk liquids. The price paid by Tequimar was R$3,803 and is being amortized from August 2005 until December 2022.

12. DEFERRED CHARGES (CONSOLIDATED)

Represented substantially by costs incurred in the implementation of systems modernization projects in the amount of R$8,654 (R$2,052 in 2004), amortized over five to ten years, and for costs associated with the installation of Ultrasystem equipment at customers’ facilities in the amount of R$60,300 (R$55,954 in 2004), amortized over the terms of the LPG supply contracts with these customers. Deferred charges also include the goodwill from acquisitions and expenses on studies and projects.

Ultrapar Participações S.A. and Subsidiaries

13. LOANS, FINANCING AND DEBENTURES (CONSOLIDATED)

     a) Composition

Description	2005	2004	Index/ Currency	Annual interest rate 2005 - %	Maturity and amortization

Foreign currency:
Syndicated loan	140,639	-	US$	5.05	Semiannually until 2008
Notes (b)	586,471	-	US$	7.25	Semiannually until 2015
Notes (b)	-	151,473	US$	3.5	Semiannually until 2005
Working capital loan	443	481	MX$ + TIIE (i)	1.0	Monthly until January 2006
Foreign financing	28,542	32,197	US$ + LIBOR	2.0	Semiannually until 2009
Inventories and property, plant				From 1.5 to
and equipment financing	10,957	8,829	MX$ + TIIE (i)	2.0	Semiannually until 2010
Advances on foreign exchange	9,771	3,268	US$	From 3.90 to	Maximum of 57 days
contracts				4.88
National Bank for Economic and				From 8.76 to
Social Development (BNDES)	22,330	20,763	UMBNDES (ii)	10.91	Monthly until 2010
National Bank for Economic and					Beginning November 2006,
Social Development (BNDES)	261	-	US$	10.96	monthly until 2010
Export prepayments, net of				From 4.22 to
linked operations	44,852	129,798	US$	6.85	Semiannually until 2008

Subtotal	844,266	346,809

Local currency:
National Bank for Economic and				From 1.5 to
Social Development (BNDES)	173,055	130,239	TJLP (iii)	4.85	Monthly until 2010
National Bank for Economic and
Social Development (BNDES)	11,244	15,549	IGP-M (iv)	6.5	Semiannually until 2008
Government Agency for
Machinery and Equipment				From 1.8 to
Financing (FINAME)	47,676	34,163	TJLP (iii)	4.85	Monthly until 2010
Research and projects financing
(FINEP)	38,059	24,370	TJLP (iii)	(2.0)	Monthly until 2009
Debentures (c)	317,853	-	CDI (v)	102.5	Semiannually until 2008
Other	163	-

Subtotal	588,050	204,321

Total financing and debentures	1,432,316	551,130

Current liabilities	(153,708)	(293,039)

Long-term liabilities	1,278,608	258,091

(i)	MX$ = Mexican peso; TIIE = Mexican break-even interbank interest rate.

(ii)	UMBNDES = BNDES monetary unit. This is a “basket” of currencies representing the composition of the BNDES debt in foreign currency, 88%, of which is linked to the U.S. dollar.

(iii)	TJLP = fixed by the CMN (National Monetary Council); TJLP is the basic cost of BNDES financing.

(iv)	IGP-M = General Price of Market Index, a measure of Brazilian inflation calculated by the Getúlio Vargas Foundation.

(v)	CDI = Interbank deposit rate

The long-term portion matures as follows:
	2005	2004
2006	-	109,338
2007	93,958	57,304
2008	515,458	36,920
2009	74,954	54,529
2010	9,064	-
Thereafter	585,174	-

	1,278,608	258,091

Ultrapar Participações S.A. and Subsidiaries

b)	Notes

In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$60 million in notes, maturing in 2005. In June 2005, maturity was extended to June 2020, with put/call options in June 2008.

In January 2004, the subsidiary LPG International Inc. issued US$60 million in notes to acquire the notes of Companhia Ultragaz S.A. In June 2005, the subsidiary LPG International Inc., which held all notes issued by Companhia Ultragaz S.A., sold them to the subsidiary Oxiteno Overseas Corporation, which financed their acquisition through a syndicated loan in the amount of US$60 million maturing in June 2008, with annual interest rate of 5.05% . The loan was guaranteed by the Company and Oxiteno S.A. - Indústria e Comércio, which, among others, assumed commitment of maintaining the financial index determined by the ratio between net debt and consolidated EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) lesser or equal to 3.5, and the ratio between consolidated EBITDA and consolidated net financial expenses greater than or equal to 1.5. The subsidiary LPG International Inc. used the proceeds from the sale of notes of Companhia Ultragaz S.A. to redeem notes issued by it.

In December 2005, the subsidiary LPG International Inc. issued notes in the amount of US$250 million, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment scheduled for June 2006. The issue price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per year upon issuance. The notes were guaranteed by the Company and by Oxiteno S.A. - Indústria e Comércio.

As a result of the issuance of notes and the loan, the Company and its subsidiaries mentioned above are subject to covenants that limit, among other things, their ability to incur indebtedness and establish liens on assets, engage in mergers and acquisitions, conduct transactions with securities issued by it, and conduct transactions with affiliated companies. The restrictions imposed on the Company and its subsidiaries are usual in operations of this nature and have not limited their ability to conduct their business to date.

c)	Debentures

On February 2, 2005, the Extraordinary Stockholders’ Meeting approved the issuance by the Company and the public distribution in a single series of 30,000 nonconvertible debentures with nominal unit value of R$10,000.00 (ten thousand Brazilian reais), totaling R$300,000.

On March 30, 2005, the Company’s Board of Directors, as delegated by the Extraordinary Stockholders’ Meeting, approved the interest rate determined through a bookbuilding process on the same date.

Ultrapar Participações S.A. and Subsidiaries

On April 6, 2005, the Brazilian Securities Commission (CVM) registered the operation, and funds of R$304,854, net of commission, were received on April 8, 2005.

Characteristics of the debentures are:

Nominal unit value:	R$10,000.00

Final maturity:	March 1, 2008

Nominal value payment:	Lump sum at final maturity

Yield:	102.5% of CDI

Yield payment:	Semiannually, beginning March 1, 2005

Repricing:	None

The debentures are subject to commitments that restrict, among other things, certain operations of merger or spin-off, as well as the disposal of operating assets that would result in a reduction of more than 25% of consolidated net sales. They also included the obligation to maintain a consolidated net debt to EBITDA ratio less than or equal to 3.5. Thus far, none of these commitments have restricted the ability of Company and its subsidiaries to conduct business.

d)	Collateral
A portion of the financing is collateralized by liens on property, plant and equipment, shares, promissory notes and guarantees provided by the Company and its subsidiaries, as shown below:

	2005	2004

Amount of financing secured by:
Property, plant and equipment	53,734	39,007
Shares of affiliated companies and minority stockholders’ guarantees	11,244	15,549

	64,978	54,556

Other loans are collateralized by guarantees issued by the Company and by the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$1,017,858 (R$533,126 in 2004).

Certain subsidiaries have issued guarantees to financial institutions related to amounts owed to those institutions by some of their customers (vendor financing). In the event any subsidiary is required to make a payment under the guarantees, the subsidiary may recover such amounts paid directly from its customers through commercial collection. Maximum future payments related to these guarantees amount to R$33,208 (R$45,230 in 2004), with terms of up to 210 days. As of December 31, 2005, the Company and its subsidiaries have not incurred any loss nor recorded any liability related to these guarantees.

Ultrapar Participações S.A. and Subsidiaries

Certain subsidiaries have conducted operations denominated “supplier finance ” with its suppliers. In the operation, the banks advance to suppliers the proceeds from sales made to the subsidiaries, through acceptance by the subsidiaries with the banks. Those operations have an average term of nine days and are recorded as bank loans, since the suppliers received the funds from the banks, using the subsidiaries’ credit. The amount as of December 31, 2005 totalized R$161. Financial income related to this operation for the year ended December 31, 2005 amounted to R$18.

14. STOCKHOLDERS’ EQUITY

a)	Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 81,325,409 shares without par value, comprised of 49,429,897 common and 31,895,512 preferred shares.

Ultrapar Participações S.A. and Subsidiaries

The table below represents changes in shares and capital occurred in 2005:

		Total shares

Events	Capital	Common	Preferred	Total

As of December 31, 2004	663,952	51,264,621,778	18,426,647,050	69,691,268,828
==> Stock dividends:
On February 2, 2005, the Board of Directors
approved an issuance of 10,453,690,324
preferred shares, to be distributed among the
stockholders in the proportion of 15 preferred
shares to 100 common or preferred shares held	234,864	-	10,453,690,324	10,453,690,324
==> Conversion of common shares into
preferred shares:
At the Extraordinary Stockholders’ Meeting
held on February 22, 2005, the stockholders
approved the conversion of 1,834,724,517
common shares into preferred shares	-	(1,834,724,517)	1,834,724,517	-
==> Supplementary issuance of preferred
shares:
On April 25, 2005, the Board of Directors
approved an issuance of 1,180,450,697
preferred shares to supply the excess of demand
in the primary and secondary distribution of
preferred shares, held simultaneously in Brazil
and abroad, with a price of R$40.00 per
thousand shares	47,218	-	1,180,450,697	1,180,450,697

As of June 30, 2005	946,034	49,429,897,261	31,895,512,588	81,325,409,849

==> Reverse stock split:
The Extraordinary Stockholders’ Meeting held
on July 20, 2005 approved the reverse stock
split, attributing 1 (one) share in substitution for
every 1,000 existing shares. Likewise, each
American Depositary Share - ADS, previously
representative of 1,000 preferred shares, became
representative of 1 (one) preferred share	-	49,429,897	31,895,512	81,325,409

As of December 31, 2005	946,034	49,429,897	31,895,512	81,325,409

As of December 31, 2005, 9,902,405 preferred shares were outstanding abroad, in the form of American Depositary Receipts - ADRs.

Ultrapar Participações S.A. and Subsidiaries

Preferred shares are not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

Until May 18, 2004, preferred shares entitled their holders to dividends at least 10% higher than those attributable to common shares. On that date, the Special Meeting of Preferred Stockholders and the Extraordinary Stockholders’ Meeting of the Company approved equalizing the dividends of common and preferred shares.

At the beginning of 2000, the Company granted, through a stockholders agreement, tag-along rights, which assure to minority stockholders identical conditions to those negotiated by the controlling shareholders in case of disposal of shareholding control of the Company. The tag-along rights guarantee 100% of the offer amount for all types of shares of the Company. On May 18, 2004, the Company included the tag-along rights in its bylaws.

The Company is authorized to increase its capital, regardless of amendment to the bylaws, through a resolution of the Board of Directors, until it reaches R$1,500,000 (one billion and five hundred million reais), by means of issuance of common or preferred shares, without keeping the existing ratio, observed the limit of 2/3 of preferred shares to the total shares issued.

b)	Treasury shares

The Company acquired its own shares at market price, without capital reduction, for holding in treasury and subsequent disposal or cancellation, in accordance with the provisions of Brazilian Securities Commission (CVM) Instructions No. 10, of February 14, 1980, and No. 268, of November 13, 1997.

As of December 31, 2005, the Company’s financial statements record 182,697 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$26.09 and R$19.30 per share, respectively. The consolidated financial statements record 377,847 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$24.35 and R$19.30 per share, respectively. The average acquisition cost, Company and consolidated, was adjusted to reflect the stock grant and reverse stock split, according to the table above.

The market price of preferred shares issued by the Company as of December 31, 2005 on the São Paulo Stock Exchange (BOVESPA) was R$32.50.

c)	Capital reserve

The capital reserve in the amount of R$2,046 reflects the goodwill on the disposal of shares to be held in treasury in the Company’s subsidiaries, at the average price of R$33.21 per share. Executives of these subsidiaries were given the usufruct of such shares, as described in Note 21

Ultrapar Participações S.A. and Subsidiaries

d)	Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and is realized based upon depreciation, write-off or disposal of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only upon the realization of this reserve, since the revaluations occurred prior to the publication of CVM Resolution No. 183/95. Taxes on these reserves are R$7,288 (R$7,769 in 2004).

e)	Retention of profits reserve

This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and the realization of the revaluation reserve.

f)	Realizable profits reserve

This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity in subsidiary and affiliated companies. Realization of the reserve usually occurs upon receipt of dividends, disposal and write-off of investments.

g)	Dividends and appropriation of net income

According to the Company’s bylaws, the stockholders are entitled to a minimum annual dividend of 50% of adjusted net income, calculated according to the terms of accounting practices adopted in Brazil.

Proposed dividends as stated in the Company’s financial statements, subject to approval at the Annual Stockholders’ Meeting, are as follows:

2005

Net income	299,178
Legal reserve	(14,959)
Retention of profits reserve	(142,109)
Realization of realizable profits reserve	89,199

Dividends balance	231,309

Realizable profits reserve	(74,224)
Interim dividends (R$0.703817 per common and preferred share - after
reverse stock split - see Note 14.a))	(57,085)

Proposed dividends payable (R$1.232498 per common and preferred share)	(100.000)

Ultrapar Participações S.A. and Subsidiaries

h)	Conciliation of stockholders’ equity - Company and consolidated

	2005	2004

Stockholders’ equity - Company	1,795,643	1,605,611
Treasury shares held by subsidiaries, net of realization	(3,761)	(3,396)
Capital reserve arising from sale of treasury shares to
subsidiaries, net of realization	(1,717)	(1,713)

Stockholders’ equity - consolidated	1,790,165	1,600,502

15. NONOPERATING EXPENSES, NET (CONSOLIDATED)

Refers principally to the result on the disposal of permanent assets, especially cylinders, as well as the write-off, in 2004, of the investment in the affiliate Extracta Moléculas Naturais S.A. in the amount of R$1,560.

16. CONCILIATION OF EBITDA (CONSOLIDATED)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated by the Company, as shown below:

	2005					2004

	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Operating income	36,036	279,967	12,893	3,647	332,543	518,989
(-) Equity in subsidiary and
affiliated companies	-	(5,797)	-	4,240	(1,557)	(25)
(+/-) Financial income
(expense)	41,730	(16,281)	4,286	(2,391)	27,344	44,982
(+) Depreciation and
amortization	117,318	42,362	27,139	872	187,691	172,691

EBITDA	195,084	300,251	44,318	6,368	546,021	736,637

17. SEGMENT INFORMATION

The Company has three reportable segments: gas, chemicals and logistics. The gas segment distributes LPG to retail, commercial and industrial consumers mainly in the South, Southeast and Northeast Regions of Brazil. The chemicals segment primarily produces ethylene oxide, ethylene glycols, ethanolamines and etherglycols. Operations in the logistics segment include storage and transportation, mainly in the Southeast and Northeast Regions of Brazil. Reportable segments are strategic business units that offer different products and services. Intersegment sales are transacted at prices approximating those that the selling entity is able to obtain with third parties.

Ultrapar Participações S.A. and Subsidiaries

The principal financial information about each of the Company’s reportable segments is as follows:

	2005					2004

	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Net sales, net of related-party transactions	2,901,692	1,609,866	182,204	86	4,693,848	4,784,249
Income from operations before financial income
(expenses) and equity in subsidiary and
affiliated companies	77,766	257,889	17,179	5,496	358,330	563,946
EBITDA	195,084	300,251	44,318	6,368	546,021	736,637
Total assets, net of related parties	929,444	1,987,644	317,678	396,507	3,631,273	2,578,764

18 FINANCIAL INCOME AND EXPENSES, NET (CONSOLIDATED)
					2005	2004

Financial income:
Interest on temporary cash investments and long-term investments					128,845	72,164
Interest on trade accounts receivable					5,125	4,863
Monetary and exchange variation income					(17,809)	(10,399)
Other income					2,489	2,270

					118,650	68,898
Financial expenses:
Interest on loans and financing					(42,869)	(45,224)
Interest on debentures					(41,436)	-
Bank charges					(17,125)	(12,161)
Monetary and exchange variations expenses					32,343	25,737
Financial results from currency hedge transactions					(48,801)	(52,570)
CPMF/IOF/other financial expenses					(25,608)	(26,312)
Other expenses					(2,498)	(3,350)

					(145,994)	(113,880)

19. RISKS AND FINANCIAL INSTRUMENTS (CONSOLIDATED)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operating and economic/financial aspects. Strategic/operating risks (such as behavior of demand, competition, technological innovation, and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic/financial risks mainly reflect customer default, macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

Ultrapar Participações S.A. and Subsidiaries

  Customer default - These risks are managed by specific policies for accepting customers and analyzing credit, and are mitigated by diversification of sales. As of December 31, 2005, the subsidiaries Oxiteno S.A. - Indústria e Comércio and Oxiteno Nordeste S.A. - Indústria e Comércio maintained R$848 (R$2,077 in 2004) and the subsidiaries of Ultragaz Participações Ltda. maintained R$25,191 (R$23,062 in 2004) as an allowance for doubtful accounts.
  Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. Temporary cash investments of the Company and its subsidiaries are comprised substantially of transactions linked to the interbank deposit rate (CDI), as described in Note 4. A portion of the financial assets is intended for foreign currency hedges, as mentioned below. Borrowings originate from the BNDES, and foreign currency financing, as mentioned in Note 13.
  Exchange rate - The Company’s subsidiaries use hedge (mainly US$ to CDI) instruments available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange variation effects on their results. Such hedges have amounts, periods and indexes equivalent to the assets and liabilities in foreign currency to which they are linked. Shown below are the assets and liabilities in foreign currency, translated into Brazilian reais at December 31, 2005 and 2004:
	2005	2004

Assets:
Investments abroad and hedges	126,236	266,619
Foreign cash and cash equivalents	3,129	884
Foreign temporary cash and long-term investments	722,565	108,093
Receivables from foreign customers, net of advances on exchange contracts	21,949	35,002

	873,879	410,598

Liabilities:
Foreign currency financing	844,266	346,809
Import payables	16,054	12,294

	860,320	359,103

Net asset position	13,559	51,495

The exchange rate variation related to cash and banks, temporary cash investment, long-term investments and investments of foreign subsidiaries was recorded as financial expense in the consolidated statement of income for the year ended December 31, 2005, in the amount of R$9,434 (financial expense of R$10,995 in 2004).

Ultrapar Participações S.A. and Subsidiaries

  Market value of financial instruments
  Market value of financial instruments as of December 31, 2005 and 2004 are as follow:
	2005		2004

	Book	Market	Book	Market
	value	value	value	value

Financial assets:
Cash and banks	32,714	32,714	41,280	41,280
Temporary cash investments	1,218,210	1,215,638	517,099	526,093
Long-term investments	372,692	372,692	38,754	38,754

	1,623,616	1,621,044	597,133	606,127

Financial liabilities:
Current and long-term loans	1,114,463	1,113,665	551,130	552,126
Current and long-term debentures	317,853	318,495	-	-

	1,432,316	1,432,160	551,130	552,126

Investment–
Investment in affiliated company	18,694	23,703	18,694	32,611

The market value of financial instruments was obtained through the commonly used marking to market methodology, which consists of carrying the balances of the instruments until the maturity at the respective contracted rates, discounting them to present value at market rates as of December 31, 2005 and 2004. The market value of investment in affiliated company is based on the share price trading on the São Paulo Stock Exchange (BOVESPA) on December 31, 2005 and 2004.

20. CONTINGENCIES AND COMMITMENTS (CONSOLIDATED)

a)	Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. - Indústria e Comércio are members, filed an action against the subsidiary in 1990, demanding compliance with the adjustments established in a collective labor agreement, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining, as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve is not necessary as of December 31, 2005.

Ultrapar Participações S.A. and Subsidiaries

The subsidiaries Companhia Ultragaz S.A. and SPGás Distribuidora de Gás Ltda. are parties to an administrative proceeding at the SDE (Economic Law Department), linked to CADE (Administrative Council for Economic Defense), under the allegation of anticompetitive practice in the municipalities of a region of the State of Minas Gerais in 2001. In September 2005, the SDE issued a technical notice recommending to CADE a ruling against the companies involved in this proceeding. In their defense, the subsidiaries’ arguments, among others, are that: (i) under the terms of the notice issued by the Company’s chief executive officer on July 4, 2000, the subsidiaries’ employees were forbidden to discuss with third parties matters related to prices; and (ii) no consistent evidence was attached to the proceeding’s records, and the SDE acknowledges its failure in the attempt to prove the practice. In view of the arguments presented, the fact that the technical notice has no binding effect on CADE’s decision, and their legal counsel’s opinion, the subsidiaries did not record a provision for this issue. Should CADE’s decision be unfavorable, the subsidiaries can still discuss the issue at the judicial level.

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. Such lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering; (ii) lawsuit for reimbursement of expenses by the administration company of the shopping mall and its insurance company; and (iii) class action suit seeking indemnification for property damage and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. Of the 54 lawsuits judged thus far, a favorable judgment was obtained for 53, with 1 unfavorable decision, which is still subject to appeal, and whose amount, should the decision be upheld, is R$17. The subsidiary has insurance for this contingency, and the uninsured contingent amount is R$39,633. The Company has not recorded any provision for this amount, since it believes the probability of loss is remote.

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9,718/98 in its original version. The ongoing questioning refers to the levy of these taxes on sources other than revenues. The unpaid amounts were recorded in the financial statements of the Company and its subsidiaries, totaling R$36,966 (R$33,699 in 2004). Recently the Federal Supreme Court (STF) has decided the matter favorable to the taxpayer. Although it is a precedent, the effect of this decision does not automatically apply to all companies, since they have to await judgment of their own lawsuits. In addition to the accrued amount, the Company has subsidiaries that have been unsuccessful in obtaining an injunction and, accordingly, have been paying the taxes. Thus, should there be final favorable outcomes for the subsidiaries in all lawsuits, the Company estimates that the total effect on result before income and social contribution taxes should reach R$56,540, net of attorney’s fees.

Ultrapar Participações S.A. and Subsidiaries

The subsidiary Oxiteno S.A. - Indústria e Comércio and its subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio accrued R$14,532 (R$7,346 in 2004) for ICMS tax assessments being judged at lower-level and appeal-level administrative courts. The subsidiaries are currently awaiting a decision on the appeals.

The subsidiary Utingás Armazenadora S.A. has been challenging in court an ISS tax assessments issued by the municipal government of Santo André. Legal counsel of the subsidiary classifies the risk as low, since a significant portion of the lower-court decisions was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The unprovisioned updated amount of the contingency as of December 31, 2005 is R$29,995 (R$25,405 in 2004).

On October 7, 2005, the subsidiaries of Ultragaz Participações Ltda. filed for and obtained an injunction to support the offset of PIS and COFINS credits against other federal taxes, notably income and social contribution taxes. According to the injunction obtained, the subsidiaries have been making escrow deposits for these debits and recognizing the corresponding liability for this purpose.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel classified the risks on these proceedings as possible and/or remote and, therefore, no reserves for potential losses on these proceedings have been recorded.

Escrow deposits and provisions are summarized below:
	2005		2004

	Escrow deposits	Provision	Escrow deposits	Provision

Income and social contribution taxes on net income	6,148	9,272	-	2,910
Labor claims	11,780	-	9,904	2,016
PIS and COFINS on other revenues	58	36,966	58	33,699
ICMS	804	14,532	538	9,435
Other	3,742	-	3,603	4,009

	22,532	60,770	14,103	52,069

Ultrapar Participações S.A. and Subsidiaries

b)	Contracts

The subsidiary Terminal Químico de Aratu S.A. - Tequimar has contracts with CODEBA - Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with their port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement, using the port rates in effect at the date established for payment. As of December 31, 2005, such rates were R$3.67 and R$3.44 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since inception of the contracts.

The subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio has a supply contract with Braskem S.A., effective through 2012, which establishes a minimum consumption level of ethylene per year. The minimum purchase commitment and the actual demand for the years ended December 31, 2005 and 2004, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

	Minimum purchase commitment	Actual demand

		2005	2004

In tons	137,900	192,190	192,439

c)	Insurance coverage for subsidiaries

The Company has appropriate insurance policies to cover various risks, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage, among others, protecting the units and other branches of all subsidiaries. The estimated amount of insured assets is US$240 million.

For the units of Oxiteno S.A. - Indústria e Comércio, Oxiteno Nordeste S.A. - Indústria e Comércio and Canamex Químicos S.A. de C.V., there is also loss of income insurance against losses from potential accidents related to their assets, in the amount of US$128 million.

A civil liability insurance program covers all the Group companies, with coverage of US$150 million, for losses and damage from accidents caused to third parties, related to the commercial/industrial operations and/or distribution and sale of products and services.

Group life insurance, personal accident insurance, health insurance, and domestic and international transportation insurance are also contracted.

Ultrapar Participações S.A. and Subsidiaries

21. STOCK COMPENSATION PLAN (CONSOLIDATED)

The Extraordinary Stockholders’ Meeting held on November 26, 2003 approved a compensation plan for management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed; and (ii) the transfer of the beneficial ownership of the shares after ten years from the initial grant, provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total amount granted to executives until December 31, 2005, including taxes, was R$8,940 (R$7,654 in 2004). This amount is being amortized over a period of ten years and the amortization related to the year ended December 31, 2005, in the amount of R$776 (R$567 in 2004), was recorded as an operating expense for the period.

22. EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and pension plan. In addition, loans for the acquisition of vehicles and personal computers are available to employees of certain subsidiaries. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

In August 2001, the Company and its subsidiaries began to provide a defined contribution pension plan to their employees. This plan is managed by Ultraprev - Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name in Ultraprev; or (ii) a fixed-monthly amount that will deplete the fund accumulated in the participant’s name in a period of 5 to 25 years. Accordingly, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt of the retirement benefit. In 2005, the Company and its subsidiaries contributed R$2,982 (R$3,991 in 2004) to Ultraprev, which was charged to income for the year. The total number of participating employees as of December 31, 2005 was 5,975, with no participants retired to date. Additionally, Ultraprev has 1 active participant and 31 former employees receiving defined benefits according to the policies of a previous plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date: February 15, 2006

	By:	/s/ Fábio Schvartsman

Name: Fábio Schvartsman
Title: Chief Financial and Investor Relations Officer

(4Q05 Earnings Release, February 15, 2006 / Notice to Shareholders – Distribution of Dividends, February 15, 2006 / 2005 Management Report, February 15, 2006 / Financial Statements for the year ended December 31, 2005